Exhibit 99.1

Pembina Pipeline Corporation

•	Notice of 2016 annual meeting of shareholders
•	Management information circular

March 23, 2016

What's inside

Notice of our 2016 annual meeting		1

Management information circular		2
1.	About voting	3
2.	Business of the meeting	6
3.	About the nominated directors	11
4.	Governance	23
5.	Compensation discussion & analysis	43
6.	Other information	89
7.	Appendix A	91

Letter to shareholders

Dear shareholder,

Pembina's board of directors is pleased to present our 2016 management information circular. This document tells you about your voting rights as a shareholder and the items we will be discussing at our annual meeting of shareholders on May 12, 2016. It also includes important information about how Pembina is governed and how executives and directors are paid.

During 2015, Pembina's management demonstrated its commitment to doing the important things right. The board is pleased with Pembina's performance in light of the current uncertainty and challenges in the energy industry in Canada and globally. We are closely monitoring the environment and are actively working with management to chart our future strategy. Our overriding strategic driver is the sustainability of generating long term value. We are also committed to prudent capital management as Pembina moves into the largest spending program in its history. Our focus on risk management initiatives has never been greater. While one eye is positioned on the future, the other is focused on continuing to pay our monthly dividend, which we recently increased, and sustaining shareholder value.

We continue to maintain high standards in corporate governance. This past year, we took another step towards meeting and, where possible, exceeding best practices, by enlisting a third party to conduct a board effectiveness evaluation. The evaluation compared Pembina's performance against our peers and industry leaders, as well as board governance best practices in Canada and globally. We scored very high in our collective alignment in key areas, implementing strong processes and governance functions and exhibiting a culture of transparency and trust.

In 2015 we also adopted a clawback policy to strengthen shareholder confidence in Pembina's executive management. We believe this policy demonstrates our ongoing commitment to integrity and accountability, and strengthens the alignment between corporate policies and shareholder interests.

The board is committed to the highest standards of governance and is working closely with management to help make sure Pembina has the operational and financial foundation it needs to endure challenging times and capitalize on opportunities that will be presented in better markets.

As always, we continue to prudently balance strategic growth with sound risk management practices to create sustainable shareholder value.

I'd like to thank my fellow directors for their ongoing commitment, Pembina's leadership for driving the company's vision and the outstanding and dedicated staff who worked tirelessly to help deliver record financial and operating results. On behalf of the board, I would also like to thank you, our shareholders, for your ongoing support. The board remains committed to working on your behalf and we look forward to serving you in 2016 and beyond.

The board and management team invite you to join us on May 12 to have your say. We thank you for your confidence in Pembina.

Sincerely,

"Randall J. Findlay"

Randall J. Findlay

Chair of the Board

Notice of our 2016 annual meeting

You are invited to our 2016 annual meeting of shareholders:

When	May 12, 2016
2:00 p.m. (Mountain time)

Where	Ballroom at The Metropolitan Centre
333-4th Avenue SW
Calgary, Alberta

We will cover six items of business:

1.	Receive our 2015 consolidated financial statements and the auditors' report
2.	Elect the directors
3.	Appoint the auditors
4.	Approve the continuation of, and amendments to, our shareholder rights plan
5.	Vote on our approach to executive compensation
6.	Other business

Your vote is important

The attached management information circular includes important information about the meeting and the voting process. Please read it carefully, and remember to vote.

We mailed you a copy of our 2015 consolidated financial statements and the auditors' report if you requested a copy and in accordance with corporate and securities laws. You can also access a copy of our financial statements on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

We will have a live webcast of the annual meeting on our website if you cannot attend the meeting in person.

By order of the board,

"Nick Kangles"

Nick Kangles

Corporate Secretary

Pembina Pipeline Corporation

Calgary, Alberta

March 23, 2016

Management information circular

In this document

• you and your mean holders of common shares of Pembina Pipeline Corporation

• we, us, our and Pembina mean Pembina Pipeline Corporation and our consolidated subsidiaries

• shares, common shares and Pembina shares mean Pembina's common shares

• circular means this management information circular

• board means Pembina's board of directors

Our principal corporate and
registered office

Pembina Pipeline Corporation

4000, 585 – 8th Avenue S.W.

Calgary, Alberta

T2P 1G1

T. 403.231.7500

F. 403.237.0254

You have received this document because you owned Pembina common shares on March 23, 2016 (the record date) and are entitled to vote at our 2016 annual meeting of shareholders on May 12, 2016, or at a reconvened meeting if the meeting is postponed or adjourned.

Management is soliciting your proxy for the meeting. We pay all costs for producing and mailing this circular and other meeting materials, and for soliciting your proxy.

The board has approved the contents of this circular and has authorized us to send it to you. Information is organized into six sections to help you make your way through the document:

1.	About voting (page 3)
2.	Business of the meeting (page 6)
3.	About the nominated directors (page 11)
4.	Governance (page 23)
5.	Compensation discussion and analysis (page 43)
6.	Other information (page 89)

All information in this circular is as of March 23, 2016 and all dollar amounts are in Canadian dollars, unless we note otherwise. We operated as an income trust until October 1, 2010, when we converted to a corporate structure. References to Pembina before October 1, 2010 refer to Pembina Pipeline Income Fund and its consolidated subsidiaries. The conversion did not affect the overall governance of our business.

Contact us at the address or telephone number above for a copy of our financial statements and management's discussion and analysis (MD&A) for the year ended December 31, 2015. You will find financial information about Pembina in our comparative annual financial statements and MD&A for our most recently completed financial year. You can also find these documents and other important information about Pembina on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

This circular contains forward-looking statements and information that are based on our current expectations, estimates, projections and assumptions in light of experience and our perception of historic trends. These statements involve known and unknown risks, and actual results may differ materially from those expressed or implied by these forward-looking statements. In particular, this circular contains forward-looking statements about planned changes to compensation, corporate strategy and projects. Please see Forward-Looking Statements & Information in the MD&A for more information about assumptions and risks involved in making the forward-looking statements. These statements are only as of the date of this circular. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, except as required by law.

2015 Awards and achievements

•	C-Suite Energy Executive Awards – CEO of the Year (Mick Dilger)
•	Oilweek Rising Stars (Scott Burrows, Vice President, Finance and CFO)
•	Named one of Alberta’s Top 70 Employers
•	Avenue’s Top 40 under 40 (Scott Burrows)
•	Aon Best Employers in Canada shortlist for 2015 and awarded Gold for 2016
•	2015 Sherwood Park & District Chamber of Commerce Community Service/Involvement Award
•	Finalist in Alberta Venture’s best workplace in the categories of benefits, perks & incentives and health & safety
•	Contributed approximately $2.6 million to the United Way ($1.85 million raised by employees with the difference matched by Pembina)
•	Alberta Apprenticeship and Industry Training Board – 2015 Aboriginal Employer of the Year

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1. About voting

Quorum

According to our by-laws, we must have at least two persons present, holding or representing at least 25 percent of our outstanding common shares, for the meeting to proceed. Otherwise, the meeting will be adjourned to a set time and place and no other business will be transacted.

About voting results

We will post the voting results on our website (www.pembina.com) and file them on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) as soon as possible following the meeting.

Shareholders are entitled to one vote per common share they hold on a poll vote or ballot at the meeting. If a poll vote is not completed, all votes will be decided by a show of hands, with every eligible person present entitled to one vote.

We are authorized to issue an unlimited number of common shares. As at March 23, 2016, we had 377,056,210 common shares issued and outstanding. The outstanding common shares are listed and trade on the Toronto Stock Exchange (TSX: PPL) and the New York Stock Exchange (NYSE: PBA).

To the best of our knowledge, no person beneficially owns, controls or directs, directly or indirectly, more than 10 percent of our common shares.

Who can vote

You can vote at our annual meeting if you held Pembina common shares at the close of business on March 23, 2016, even if you sold your shares after this date.

You are not allowed to vote if you acquired your shares after the record date, unless you ask us to include your name in the list of voting shareholders at least two days before the meeting (or later if the chair of the meeting allows it), and provide adequate evidence that you own the common shares.

Notice and access

We use the notice and access model to deliver meeting materials to beneficial holders of our common shares. Notice and access is a set of rules developed by the Canadian Securities Administrators that allows companies to post meeting materials online, reducing paper and mailing costs. You can view our meeting materials on SEDAR (www.sedar.com) or our website (www.pembina.com).

For our 2016 annual meeting of shareholders we have mailed the following:

• to beneficial shareholders: a voting instruction form, a notice form with information about the meeting and how to download our meeting materials, and a request card for financial statements;

• to registered shareholders, and beneficial shareholders that asked for them: a proxy form, notice of the meeting and the management information circular; and

• to all shareholders who asked for them: a copy of our 2015 financial statements and accompanying management's discussion and analysis.

How to vote

You can vote your common shares by proxy or by attending the meeting and voting in person. The rules for voting depend on whether you are a registered shareholder or a beneficial shareholder:

•	you are a registered shareholder if you have share certificates in your name; and
•	you are a beneficial shareholder if your shares are registered in the name of a nominee, like your bank, trust company, securities broker, trustee or other institution. The majority of our common shares are held by beneficial shareholders.

Registered shareholders

Voting by proxy

When you vote by proxy, you appoint someone to represent you (your proxyholder) and vote your shares according to your instructions. Voting by proxy is the easiest way to vote.

You can vote by proxy in one of three ways:

•	using a touchtone phone (call 1.866.732.VOTE (8683) toll-free and follow the instructions);
•	on the internet (www.investorvote.com) and follow the instructions on screen; or
•	by completing the enclosed proxy form, then signing and dating it and mailing it in the enclosed envelope.

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If you vote by phone or on the internet, do not send back the proxy form.

If the shares are held in the name of a corporation, you must use the enclosed proxy form and mail it in the enclosed envelope. The proxy must be signed under the corporation’s corporate seal or by an authorized officer or attorney.

About your proxyholder

The executive officers named on the proxy form have agreed to serve as your proxyholder and will vote your shares according to your instructions. If you do not specify your voting instructions, they will vote your shares for each item of business:

•	for the nominated directors;
•	for appointing KPMG LLP as our external auditors;
•	for the continuation of, and amendments to, our shareholder rights plan;
•	for our approach to executive compensation.

You have the right to appoint someone else to be your proxyholder. If you want to do this, print that person's name in the blank space provided on the enclosed proxy form, or use the internet (www.investorvote.com).

Your proxyholder can be anyone – he or she does not need to be a Pembina shareholder. Your proxyholder must vote your shares according to your instructions. If you appoint someone else to be your proxyholder and do not give them specific voting instructions, they can vote as they see fit using their best judgment.

If there are changes to the items of business or other matters that are properly brought before the meeting, your proxyholder can use their discretion and vote as they see fit. At the time this document was printed, we did not anticipate any changes or other matters to be brought before the meeting.

Beneficial shareholders

If you are a beneficial shareholder, you must send your voting instructions to your nominee who will vote for you. Follow the instructions on your voting instruction form to send your voting instructions to your nominee.

Most nominees delegate responsibility for obtaining voting instructions from their clients to Broadridge Financial Solutions Inc. Broadridge usually mails a scannable voting instruction form that is to be completed and returned to them by mail or fax. You can also call a toll-free phone number or access Broadridge's dedicated voting website to submit your voting instructions. Broadridge tabulates the results of all the instructions it receives and presents this information at the meeting.

If you received voting materials from a company other than Broadridge, you need to complete and return the form following the instructions they have provided.

We use Broadridge to send proxy-related materials to non-objecting beneficial owners of our common shares. We intend to pay for intermediaries to deliver proxy-related materials to objecting beneficial owners of our common shares.

Voting in person

If you want to attend the meeting and vote your shares in person, you must print your own name as the proxyholder on the proxy or voting instruction form and return it in the envelope provided or as otherwise instructed on any voting instruction form. Do not complete the rest of the form or mark your voting instructions on the form, because your vote will be taken at the meeting.

Voting online

If your proxy or voting instruction form indicates that you can vote online, you must type your name as proxyholder on the online form according to the instructions.

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Deadline

Computershare Trust Company of Canada (Computershare) is our transfer agent. Computershare must receive your completed proxy form or voting instructions at least 48 hours before the meeting (not including Saturdays, Sundays or holidays).

If you are a beneficial shareholder, you may have an earlier deadline for the return of voting instructions, so send your voting instructions right away to allow enough time for your nominee to receive the information and then send it to Computershare.

Changing your vote

If you are a registered shareholder, you can revoke a proxy form you previously submitted by sending us a revocation notice in writing from you, or an attorney you have given written authorization to. If the shareholder is a corporation, the change must be made under the corporation’s corporate seal or by an authorized officer or attorney. The written notice must be delivered to our head office any time before 4:30 p.m. (Calgary time) on the last business day before the meeting, or to the chair of the meeting before the start of the meeting. You can also revoke your proxy in any other way the law allows.

If you are a beneficial shareholder, you may revoke voting instructions you previously submitted. If you wish to revoke your voting instructions, contact your nominee to revoke your voting instructions.

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2. Business of the meeting

Our 2016 annual meeting of shareholders will cover six items of business:

1.	Receive our financial statements and auditors' report

You have received our consolidated financial statements for the year ended December 31, 2015 and the auditors' report, which are included in our 2015 annual report, if you requested a copy. Copies will be available at the meeting, and on our website (www.pembina.com), SEDAR (www.sedar.com) and EDGAR (www.sec.gov), or you can request a copy from our Investor Relations department.

2.	Elect the directors

You will vote on electing 10 directors to the board:

1.	Randall J. Findlay (chair)	5.	Lorne B. Gordon	8.	Robert B. Michaleski
2.	Anne-Marie N. Ainsworth	6.	Gordon J. Kerr	9.	Leslie A. O'Donoghue
3.	Grant D. Billing	7.	David M.B. LeGresley	10.	Jeffrey T. Smith
4.	Michael H. Dilger

All of the nominated directors currently serve on our board. The director profiles starting on page 13 give you detailed information about their skills and experience, their 2015 attendance record, share ownership and other public company directorships.

We have a majority voting policy in place for electing directors. See Our policy on majority voting on page 12.

Directors will serve until the next annual meeting, or until their successors are elected or appointed.

The proxy form allows you to vote for all of the nominated directors, vote for some of them and withhold your vote for others, or withhold your vote for all of them. Unless instructed otherwise, the Pembina officers named in the proxy form will vote for all of our nominated directors.

3.	Appoint our auditors

You will vote on appointing our external auditors. The audit committee and the board propose that KPMG LLP, Chartered Professional Accountants (KPMG) be appointed as auditors and serve until the next annual meeting. The audit committee will recommend KPMG's compensation to the board for its review and approval.

KPMG have been Pembina's auditors since September 1997. The table below shows the fees billed by KPMG for the fiscal years ended December 31, 2014 and 2015.

	2014 ($)	2015 ($)
Audit fees Fees for auditing our annual financial statements, accounting matters, reviewing our quarterly financial statements, and services related to statutory and regulatory filings of a base shelf prospectus and six prospectus supplements and associated French translations. KPMG also billed $51,000 in 2016 related to filing a prospectus supplement in January and the associated French translation, as well as the French translations for the 2015 annual financial statements and MD&A.	1,809,000	1,890,550
Audit-related fees Fees for assurance and related services that are not related to the audit or review of our financial statements. Both years also included fees for the pension plan audit.	30,000	30,000

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	2014 ($)	2015 ($)
Tax fees Fees for Canadian and US tax compliance, tax advice and tax planning services provided by the auditors' tax division, other than tax services related to the audit. Both years also included tax consultation and compliance fees incurred for preparing and filing tax returns for our subsidiaries. KPMG also billed $212,269 in 2016 for tax fees related to these matters. Increased fees in 2015 reflect Canadian tax authority GST audit assistance in 2015 as well as Canadian foreign affiliate items.	436,305	800,769
All other fees Fees for other products and services provided by the auditors not described above.	-	-
Total fees	2,275,305	2,721,319

The board recommends you vote for appointing KPMG as our auditors to hold office until the close of our next annual meeting of shareholders. Unless instructed otherwise, the Pembina officers named in the proxy form will vote for the appointment of KMPG LLP as our auditors.

4. Approve our shareholder rights plan

You’ll vote on continuing, and amending and restating our shareholder rights plan agreement.

As described in more detail below, our shareholder rights plan is designed to make sure shareholders are treated fairly if there is an acquisition of a controlling position by a shareholder or a group of shareholders acting together. Among other things, it ensures every shareholder has an equal opportunity to participate in the bid.

You can find the full text of Pembina’s shareholder rights plan on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov), and a summary in Appendix A on page 91.

Background

When we converted from an income trust to a corporate entity on October 1, 2010, we adopted a shareholder rights plan (our rights plan) in the form of a shareholder rights plan agreement with Computershare as rights agent.

Unitholders of Pembina Pipeline Income Fund approved the rights plan when they approved the corporate conversion on May 7, 2010, and it became effective October 1, 2010. Our rights plan must be approved by shareholders every three years. Shareholders last approved it on May 10, 2013, which means the rights plan will expire at the end of this year's annual meeting unless shareholders ratify its continuance.

On March 10, 2016, the board unanimously determined that it was appropriate and in the best interests of shareholders that the rights plan be approved to continue for another three years, with certain amendments described below.

At the meeting, you will vote on ratifying the continuance of the rights plan for another three-year period, and approving these changes to it.

Why we have a shareholder rights plan

Takeover bids can be discriminatory. Exemptions to takeover bid legislation can allow a shareholder (or shareholders) to gain control of a company without making a formal takeover bid to all of the shareholders (for example, through transactions outside Canada, by making private agreements with a small group of shareholders or by slowly accumulating shares over time through stock exchange trading). This could result in a shareholder or group of shareholders acquiring control without paying fair value to all shareholders (this is sometimes called a "creeping bid").

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Our rights plan is designed to discourage this kind of takeover bid. It gives shareholders contingent rights, when there is a takeover bid, to acquire common shares at a significant discount to the prevailing market price. In certain circumstances, these rights become exercisable by all shareholders except the offeror in a takeover bid (and its associates, affiliates and joint actors), with the potential to significantly dilute the value of the offeror’s shares.

Historically, the rights plan also gave the board more time to assess alternatives for maximizing shareholder value than was provided for under applicable Canadian securities laws. Current Canadian securities laws are being amended, effective on or about May 9, 2016, to, among other things, extend the minimum time that a take-over bid must generally remain open for in Canada – to 105 days from the current 35 days. However, these amendments to Canadian securities laws do not prevent offerors from making the exempt take-over bids (or “creeping bids”), as described above, without also making an offer to all shareholders. This is something that our rights plan protects against.

The rights plan addresses these concerns by requiring offerors to:

•	make permitted bids under the rights plan, which give shareholders an opportunity to participate in the transaction – a permitted bid meets specific conditions (for example, it must be made to all shareholders and remain open for acceptance for at least 105 days, or the minimum period that a formal take-over bid is required to remain open for in the relevant circumstances under Canadian law if less than 105 days); or

•	negotiate an offer directly with the board, giving the board the opportunity to bargain for terms it believes will be in the best interests of shareholders.

If the offeror does not take either of these approaches, they could trigger the dilution provisions in our rights plan, described above.

Proposed changes

The board is proposing the following changes to the rights plan:

1.	changing the periods that permitted bids and competing permitted bids are required to remain open, to match the periods that would apply to formal take-over bids in the relevant circumstances under the amendments to applicable Canadian securities laws, which are scheduled to come into effect on May 9, 2016.

2.	changing the definition of expiration time and the day shareholder approval is required to ratify the continuation of the rights plan. Shareholders will next be required to continue the rights plan at the 2019 annual meeting and every three years after that. The rights plan will continue unless shareholders do not approve it, or it is otherwise terminated according to its terms.

3.	changing the definition of control. The board has determined the current definition of control in our rights plan is too broad (an entity can be considered an affiliate of an offeror even if the offeror did not have direct or indirect voting control of the entity as the existing definition captures equity interests in addition to voting interests). The proposed amendment rectifies this by applying the control definition to voting interests.

4.	making minor housekeeping or language changes to provide more clarity and consistency.

Management has reviewed the terms of our rights plan and confirmed that they continue to conform with current Canadian securities laws and with the proposed amendments to Canadian take-over bid rules discussed above. Management has also reviewed the rights plan of other public corporations in Canada and determined that there have been few, if any, other apparent changes to shareholder rights plan design since our rights plan was last approved by shareholders in 2013.

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We may amend the rights plan before shareholders approve it based on comments we may receive from regulatory authorities, or as any of our executive officers or directors consider necessary.

Resolution

You will be asked to consider, and if deemed advisable, approve the following binding resolution:

RESOLVED, as an ordinary resolution, that:

1.	the shareholder rights plan of Pembina Pipeline Corporation (Pembina) be continued and the amended and restated shareholder rights plan agreement to be made as of May 12, 2016 between Pembina and Computershare Trust Company of Canada, as rights agent, which amends and restates the shareholder rights plan agreement dated effective October 1, 2010, as amended and restated May 10, 2013 and continues the rights issued thereunder, be and is hereby ratified, confirmed and approved; and
2.	any director or officer of Pembina is hereby authorized to execute and deliver, whether under corporate seal or otherwise, the agreement referred to above and any other agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies) and to perform and do all such other acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.

To be approved, this resolution must be passed by at least 50 percent plus one of the votes cast by:

•	the independent shareholders (as defined in the rights plan, but generally meaning any shareholder other than an acquiring person as defined in the rights plan, or a person making a takeover bid for Pembina and their associates and affiliates), and

•	all holders of common shares present in person or by proxy at the meeting (if required by the rules of any stock exchange the common shares are listed on).

This resolution is not in response to, or in anticipation of, any pending, threatened or proposed acquisition or takeover bid, and is not intended as a means to prevent a takeover of Pembina, as a strategy to retain management or the board, or to deter fair offers for Pembina common shares.

We are not aware of any shareholder whose votes would not be eligible to be counted for this resolution, or of any shareholders who would not qualify as independent shareholders.

The board recommends you vote for this ordinary resolution. Unless instructed otherwise, the persons named in the proxy form will vote for the ordinary resolution authorizing the continuation, amendment and restatement of our shareholder rights plan.

5. Vote on our approach to executive compensation

You will vote on our approach to executive compensation.

A key principle underlying executive compensation at Pembina is 'pay for performance'. We believe that linking compensation to strategy and corporate performance helps us attract and retain excellent people and motivates them to focus on our success. You will find a detailed discussion of our executive compensation program beginning on page 56 of this circular.

The board has decided to give shareholders the opportunity to vote for or against our approach to executive compensation (to have a say on pay). This is an advisory vote, so the results will not be binding on the board. The board will, however, consider the outcome of the vote as part of its ongoing review of executive compensation.

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You will be asked to consider, and if deemed advisable, approve the following non-binding resolution:

RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the board of directors of Pembina Pipeline Corporation (Pembina), that the shareholders of Pembina (shareholders) accept the approach to executive compensation disclosed in Pembina's Management information circular delivered in advance of the 2016 annual meeting of shareholders.

This resolution conforms to the language of the resolution recommended by the Canadian Coalition for Good Governance. The board recommends you vote for this resolution. Unless instructed otherwise, the Pembina officers named in the proxy form will vote for our approach to executive compensation as described in this circular.

6. Other business

You (or your proxyholder) will vote on any other items of business that may be properly brought before the meeting. As of the date of this circular, we are not aware of any other matters to be brought before the meeting.

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3. About the nominated directors

Our articles state that the board must have between five and 13 directors. This year, 10 directors are nominated for election to the board.

The profiles that follow tell you about the nominated directors' background and experience, meeting attendance, share ownership and other public company boards they serve on. All information is as of December 31, 2015 unless indicated otherwise. Holdings of Pembina common shares, restricted share units (RSUs) and deferred share units (DSUs) are as of December 31, 2015 and based on $30.15, the closing price of our common shares on the TSX on December 31, 2015, unless otherwise noted, and do not include the RSUs awarded in 2013 that vested in 2015.

Each of the nominated directors is willing and able to serve on the board until the next annual meeting of shareholders.

An overview of the nominated directors

To ensure strong stewardship, the board needs to operate independently, have a good mix of relevant skills and experience, including industry knowledge and experience, a mix of age ranges and tenure, sufficiently diverse opinions to support balanced discussion and debate, and a manageable board size to facilitate productive discussion and decision-making. We believe the nominated group meets all of these requirements.

Independence (see page 29)

At the date of the meeting, eight of the 10 nominated directors (80 percent) will be independent. Mr. Dilger is not independent because he is Pembina's President and CEO. Mr. Michaleski is not independent because he was Pembina's CEO until December 31, 2013 and, according to the securities laws that apply, he will not be considered independent until three years from that day. The board has reviewed the independence of the non-management directors and has recommended their nomination.

Skills and experience (see page 33)

•	engineering/operational expertise: 80%
•	industry knowledge: 80%
•	major capital projects: 90%
•	safety, health and environment: 90%
•	human resources/compensation: 100%
•	investment banking: 70%
•	financial expertise: 100%
•	risk expertise: 100%
•	corporate governance: 100%
•	CEO: 70%

Diversity (see page 31)

•	average age: 62 (ranging from 53 to 70)
•	average tenure: seven years
•	gender: 20% female
•	location: 90% Canada, 10% U.S.

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Our policy on majority voting

In February 2016, the board enhanced its majority voting policy: if a nominated director does not receive a majority of votes, the board will accept the director’s resignation unless there are exceptional circumstances.

The board has a majority voting policy for directors that requires individual voting for each director. Each director must receive a majority of the votes cast for their election, or they must resign immediately following the meeting.

If a nominated director does not receive a majority of votes, the governance committee will promptly consider the resignation and recommend to the board the action to be taken. The director does not participate in these discussions.

The board will consider the committee's recommendation and, within 90 days of the meeting, will accept the resignation unless there are exceptional circumstances. It will announce this decision in a news release.

If the board accepts the resignation, it can appoint a new director, call a special meeting of shareholders to vote for other candidates or leave the position vacant until the next annual meeting (if corporate law allows).

Our majority voting policy does not apply if a director election is contested.

2015 Director voting results

The table below shows the voting results for the nominated directors who stood for election at our 2015 annual and special meeting of shareholders.

	independent	voted FOR	WITHHELD
A. Ainsworth	yes	99.64%	0.36%
G. Billing	yes	96.07%	3.93%
M. Dilger	no	99.32%	0.68%
R. Findlay (chair)	yes	97.55%	2.45%
L. Gordon	yes	95.77%	4.23%
G. Kerr	yes	96.48%	3.52%
D. LeGresley	yes	99.11%	0.89%
R. Michaleski	no	99.39%	0.61%
L. O'Donoghue	yes	95.32%	4.68%
J. Smith	yes	99.37%	0.63%

About the director share ownership tables

Non-management directors (including Mr. Michaleski, who retired on December 31, 2013) as a group beneficially owned, directed or controlled 1,186,812 common shares, 18,364 RSUs and 27,121 DSUs totaling $37,153,450.53 as at December 31, 2015 (using the U.S. to Canadian exchange rate as of December 31, 2015 for Ms. Ainsworth's holdings).

Mr. Dilger is the only nominated director eligible to receive performance share units (PSUs) because he is an employee of Pembina and is compensated in his role as President and CEO. Mr. Michaleski was eligible to receive PSU grants until December 31, 2013, while he was Pembina's CEO, and his PSUs will continue to vest in accordance with the terms of the plan. See Executive compensation beginning on page 56 for more information.

Pembina Pipeline Corporation • Management information circular	12

Randall J. Findlay (66) | Independent

Mr. Findlay is a corporate director. He was the President of Provident Energy Trust from 2001 until his retirement in 2006. He was a director of Provident from 2001 to 2012. Prior to that he served in various executive positions for 30 years in the oil and gas industry, including senior positions at NOVA Corporation and TransCanada Pipelines.

Mr. Findlay sits on the board of several public and private companies. He is also past chair of the Alberta Children's Hospital Foundation.

Mr. Findlay is a professional engineer and has a Bachelor of Applied Science in chemical engineering from the University of British Columbia and is a graduate of the Institute of Corporate Directors Education Program and holds the ICD.D designation.

Chair

Director since March 2007

Calgary, AB

Canada

Experience

Engineering/operational

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Risk

Corporate governance

CEO

Board and committee membership and attendance
Board of directors (chair)	7 of 7 meetings	100%
Governance committee	4 of 4 meetings	100%
Major capital projects committee	3 of 3 meetings	100%
Human resources and compensation committee [1]	2 of 2 meetings	100%
[1]	Mr. Findlay stopped being a member of the human resources and compensation committee on February 27, 2015.

Other public company boards and committee memberships[2,3]
HNZ Group Inc. | TSX	Compensation, corporate governance and nominating, audit
Superior Plus Corp. | TSX	Governance and nominating, audit
Whitemud Resources Inc. | TSX-V	Audit (chair)
[2]	Mr. Findlay was a director of Wellpoint Systems Inc. (a TSX Venture Exchange listed company) from June 2008 until January 31, 2011. Wellpoint Systems Inc., which supplied software to the energy industry in Canada, the U.S. and internationally, was placed into receivership by two of its lenders on January 31, 2011.
[3]	Mr. Findlay was a director of Spyglass Resources Corp. (a TSX listed company) from March 2013 until May 13, 2015. Spyglass Resources Corp. was placed into receivership by a syndicate of its lenders on November 26, 2015. Spyglass Resources Corp. was an intermediate oil and gas exploration and production company.
Securities held
Year	Common shares	Restricted share units[4]	Deferred share units[5]	Total value	Meets share ownership guidelines (including 50% common shares)
2015	136,299	3,384	2,736	$4,293,932.85	yes

Convertible debentures[6]
Series F	$200,000

Class A preferred shares
Series 1	5,000

[4]	Restricted share units for directors include units issued under our share unit plan (see Director compensation on page 52 for more information).
[5]	Deferred share units for directors include units issued under our deferred share unit plan (see Director compensation on page 52 for more information).
[6]	Series F debentures may be converted at $29.53 per share for each $1,000 of principal converted before December 31, 2018.

Pembina Pipeline Corporation • Management information circular	13

Anne-Marie N. Ainsworth (59) | Independent

Ms. Ainsworth was President and CEO, a member of the board of directors and general partner of Oiltanking Partners, L.P. She was President and CEO of Oiltanking Holding Americas, Inc. from November 2012 to March 2014. She currently serves as a member of the board of directors of Archrock, Inc. and Kirby Corporation.

Ms. Ainsworth has extensive experience in the oil industry and has held several senior management positions. From November 2009 to March 2012, she was Senior Vice President of refining at Sunoco Inc. and previously worked for Motiva Enterprises, LLC, where she was the general manager of the Motiva Norco Refinery in Norco, Louisiana from 2006 to 2009. Prior to joining Motiva, Ms. Ainsworth was director of management systems and process safety at Shell Oil Products U.S. from 2003 to 2006 and Vice President of technical assurance at Shell Deer Park Refining Company from 2000 to 2003.

Ms. Ainsworth graduated from the University of Toledo with a Bachelor of Science in chemical engineering. She holds a Master of Business Administration from Rice University, where she served as an adjunct professor from 2000 to 2009.

Director since October 2014

Houston, Texas

USA

Experience

Engineering/operational

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Financial

Risk

Corporate governance

CEO

Board and committee membership and attendance
Board of directors	7 of 7 meetings	100%
Audit committee	4 of 4 meetings	100%
Health, safety and environment committee	4 of 4 meetings	100%

Other public company boards and committee memberships
Archrock, Inc. / NYSE	Audit
Kirby Corporation / NYSE	Audit

Securities held
Year	Common shares	Restricted share units[1]	Deferred share units[2]	Total value[3]	Meets share ownership guidelines (including 50% common shares)
2015	8,900 (NYSE)	598	1,444	$329,597.28	yes

[1]	Restricted share units for directors include units issued under our share unit plan (see Director compensation on page 52 for more information).
[2]	Deferred share units for directors include units issued under our deferred share unit plan (see Director compensation on page 52 for more information).
[3]	Based on US$21.76, the closing price of our common shares on the NYSE on December 31, 2015 and an exchange rate of 1.3840.

Pembina Pipeline Corporation • Management information circular	14

Grant D. Billing (64) | Independent

Mr. Billing was the Chairman and CEO of Superior Plus Corp. (a propane distribution, specialty chemicals and construction products distribution company), from July 2006 to November 2011 and Executive Chairman from 1998 to 2006. He was Chairman of the Board of Superior Plus Corp. until December 31, 2014.

Mr. Billing has extensive strategic and business experience gained over more than 30 years in various CEO and senior management roles, including as President and CEO of Norcen Energy Resources Ltd. Corp from 1994 to 1998.

Mr. Billing has served as Chairman and Director of several public companies and as Director and Chairman of the Canadian Association of Petroleum Producers.

His academic credentials include a Bachelor of Science degree from the University of Calgary and a Chartered Accountants designation. He is a member of the Institute of Corporate Directors.

Director since April 2012

Calgary, AB

Canada

Experience

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Risk

Corporate governance

CEO

Board and committee membership and attendance
Board of directors	7 of 7 meetings	100%
Human resources and compensation committee (chair)	6 of 6 meetings	100%
Audit committee	4 of 4 meetings	100%

Other public company boards and committee memberships
Badger Daylighting Ltd. | TSX	Audit, health safety and environment
Cortex Business Solutions | TSX-V	Audit, compensation, governance

Securities held
Year	Common shares	Restricted share units[1]	Deferred share units[2]	Total value	Meets share ownership guidelines (including 50% common shares)
2015	83,863	2,397	3,864	$2,717,238.60	yes

Class A preferred shares
Series 1	80,000
Series 3	80,000
Series 5	40,000
Series 9	40,000

[1]	Restricted share units for directors include units issued under our share unit plan (see Director compensation on page 52 for more information).
[2]	Deferred share units for directors include units issued under our deferred share unit plan (see Director compensation on page 52 for more information).

Pembina Pipeline Corporation • Management information circular	15

Michael (Mick) H. Dilger (53) | Non-independent

Mr. Dilger was appointed CEO of Pembina in January, 2014. Before that, he was Pembina’s President and Chief Operating Officer (February 2012 to December 2013), Chief Operating Officer (November 2008 to February 2012) and Vice President, Business Development (2005 to 2008).

Before joining Pembina, Mr. Dilger worked as a senior executive in various finance and business development positions in oil and gas and infrastructure companies, ranging from companies in the initial capitalization phase to subsidiaries of multi-national corporations, including NOVA Corporation and TransCanada PipeLines. His expertise includes corporate and strategic development, acquisitions and divestitures, and finance and business development.

Mr. Dilger has been a chartered accountant since 1989 and holds a Bachelor of Commerce degree from the University of Calgary. He sits on the board of one publicly listed company, and the Canadian Energy Pipeline Association. He is a member of the Institute of Corporate Directors.

Director since January 2014

Calgary, AB

Canada

Experience

Engineering/operational

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Risk

Corporate governance

CEO

Board and committee membership and attendance[1]
Board of directors	7 of 7 meetings	100%
[1]	Mr. Dilger was appointed to the board on January 1, 2014. He attended all board meetings in 2015 as a director and CEO and all committee meetings in 2015 in his capacity as CEO.
Other public company boards and committee memberships
Trilogy Energy Corp. | TSX	Environmental, health and safety (chair), audit

Securities held
Year	Common shares	Restricted share units[2]	Total value	Meets share ownership guidelines (including 50% common shares)
2015	220,209	8,946	$6,909,023.25	yes

Options	277,160

[2]

Restricted share units include units issued under our share unit plan (see Director compensation on page 52 for more information). Mr. Dilger is also entitled to performance share units as Pembina's President and CEO (see Executive compensation on page 56 for more information). Mr. Dilger is not entitled to deferred share units issued under our deferred share unit plan (see Director compensation on page 52 for more information).

Pembina Pipeline Corporation • Management information circular	16

Lorne B. Gordon (70) | Independent

Mr. Gordon is an independent businessman who served as the Vice-Chairman of Coril Holdings Ltd. (a private investment and holding company) from 2004 to 2006 and as President and CEO from 1997 to 2004. Mr. Gordon was the President and CEO of Pembina Resources Limited from 1985 to 1993.

Until 2007, Mr. Gordon was a director of the privately held companies Mancal Corporation, Mancal Energy and Mancal Coal.

He is a past Chairman of the Canadian Petroleum Association, a founding member of the Board of Governors of the Canadian Association of Petroleum Producers, and a member of the Institute of Corporate Directors.

Mr. Gordon received his Chartered Accountant Designation in 1971.

Director since October 1997 Calgary, AB Canada Experience Industry knowledge Major capital projects Safety, health and environment Human resources/compensation Financial Risk Corporate governance CEO

Board and committee membership and attendance[1]
Board of directors	5 of 7 meetings	71%
Major capital projects committee (chair)	3 of 3 meetings	100%
Audit committee[2]	1 of 1 meetings	100%
Health, safety and environment committee	4 of 4 meetings	100%
Human resources and compensation committee[2]	4 of 4 meetings	100%

[1]	Mr. Gordon was unable to attend two board meetings in November due to unforeseen personal circumstances.
[2]	Mr. Gordon was appointed to the human resources and compensation committee on February 27, 2015 and stopped being a member of the audit committee at that time.
Other public company boards and committee memberships
–

Securities held
Year	Common shares	Restricted share units[3]	Deferred share units[4]	Total value	Meets share ownership guidelines (including 50% common shares)
2015	393,163	2,397	3,864	$12,042,633.60	yes

[3]	Restricted share units for directors include units issued under our share unit plan (see Director compensation on page 52 for more information).
[4]	Deferred share units for directors include units issued under our deferred share unit plan (see Director compensation on page 52 for more information).

Pembina Pipeline Corporation • Management information circular	17

Gordon J. Kerr (62) | Independent

Mr. Kerr is a former President and Chief Executive Officer and director of Enerplus Corporation (a TSX and NYSE-listed company), a position he held from May 2001 until July 2013. He is also a past Chairman of the Canadian Association of Petroleum Producers, a former director of Deer Creek Energy Limited and Laricina Energy Ltd., and a past member of the Canadian Council of Chief Executives.

He has gained extensive management experience in leadership positions at various oil and gas companies since launching his career in 1979. He started his employment with Enerplus Corporation and its predecessor firms in 1996, and held positions of increasing responsibility, including the positions of Chief Financial Officer and Executive Vice President.

Mr. Kerr is a member of the Management Advisory Council of the Haskayne School of Business at the University of Calgary, and a member of the Institute of Corporate Directors.

Mr. Kerr graduated from the University of Calgary in 1976 with a Bachelor of Commerce degree. He received his chartered accountant designation and became a member of the Institute of Chartered Accountants of Alberta in 1979, and was appointed a Fellow of the Institute of Chartered Accountants of Alberta in 2011.

Director since January 2015

Calgary, AB

Canada

Experience

Engineering/operational

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Risk

Corporate governance

CEO

Board and committee membership and attendance[1]
Board of directors	5 of 7 meetings	71%
Audit committee[2]	3 of 4 meetings	75%
Human resources and compensation committee[2]	3 of 5 meetings	60%
[1]	Prior to Mr. Kerr's appointment to the board of directors, he disclosed unavoidable scheduling conflicts that would prevent him from attending the regularly scheduled board meetings in November. As a result, it was understood that he would miss two meetings of the board and the human resources and compensation committee and one meeting of the audit committee in 2015.
[2]	Mr. Kerr was appointed to the audit committee and human resources and compensation committee on February 27, 2015 but attended the February committee meetings by invitation.

Other public company boards and committee memberships[3]
–
[3]	Mr. Kerr was a director of Laricina Energy Ltd., a private company, until February 5, 2016. Laricina Energy Ltd. was subject to proceedings under the Companies Creditors Arrangement Act in 2015. On February 1, 2016, the proceedings were conditionally discharged.

Securities held
Year	Common shares	Restricted share units[4]	Deferred share units[5]	Total value	Meets share ownership guidelines (including 50% common shares)
2015	5,400	-	3,610	$271,651.50	on track[6]

Class A preferred shares
Series 7	6,000

[4]	Mr. Kerr only holds DSUs (no RSUs), based on his date of appointment to the board.
[5]	Deferred share units for directors include units issued under our deferred share unit plan (see Director compensation on page 52 for more information).
[6]	Mr. Kerr has five years from his appointment to the board on January 15, 2015 to meet the requirement.

Pembina Pipeline Corporation • Management information circular	18

David M.B. LeGresley (57) | Independent

Mr. LeGresley is a corporate director. He has extensive experience in the financial services industry, including as a senior executive at National Bank Financial for 12 years, in several roles including Head of Corporate and Investment Banking, and most recently Vice Chair (2006 to 2008). Prior to that, he held investment banking positions at Salomon Brothers Canada and CIBC Wood Gundy.

Mr. LeGresley currently chairs the board of directors of Equitable Group Inc. (Equitable Bank, a TSX-listed company) and is a director of Woodland Biofuels Inc.

He received a Bachelor of Applied Science in Engineering from the University of Toronto and a Master of Business Administration from Harvard Business School. Mr. LeGresley is a graduate of the Institute of Corporate Directors Education Program and holds the designation ICD.D.

Director since August 2010 Toronto, ON Canada Experience Engineering/operational Human resources/compensation Investment banking Financial Risk Corporate Governance

Board and committee membership and attendance
Board of directors	7 of 7 meetings	100%
Audit committee (chair)	4 of 4 meetings	100%
Governance committee	4 of 4 meetings	100%

Other public company boards and committee memberships
Equitable Group Inc. | TSX	Board chair

Securities held
Year	Common shares	Restricted share units[1]	Deferred share units[2]	Total value	Meets share ownership guidelines (including 50% common shares)
2015	54,359	2,397	3,952	$1,830,346.20	yes

[1]	Restricted share units for directors include units issued under our share unit plan (see Director compensation on page 52 for more information).
[2]	Deferred share units for directors include units issued under our deferred share unit plan (see Director compensation on page 52 for more information).

Pembina Pipeline Corporation • Management information circular	19

Robert B. Michaleski (63) | Non-independent

Mr. Michaleski was the CEO of Pembina from January 2000 to December 31, 2013. Until February 15, 2012 he also served as President. He is currently a director of one private company and one TSX-listed company.

Mr. Michaleski has served Pembina in various senior management and executive capacities for over 30 years. He was appointed controller in 1980 and Vice President, finance in 1992. In connection with Pembina's initial public offering in October 1997, he was named Vice President, finance and Chief Financial Officer.

Mr. Michaleski holds a Bachelor of Commerce (Honours) Degree from the University of Manitoba. He received his Chartered Accountant designation in 1978. He is a member of the Institute of Corporate Directors.

Director since January 2000

Calgary, AB

Canada

Experience

Engineering/operational

excellence

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Risk

Corporate governance

CEO

Board and committee membership and attendance
Board of directors	7 of 7 meetings	100%
Health, safety and environment committee	4 of 4 meetings	100%
Major capital projects committee	3 of 3 meetings	100%

Other public company boards and committee memberships
Essential Energy Services Ltd. | TSX	Audit

Securities held
Year	Common shares	Restricted share units[1]	Deferred share units[2]	Total value	Meets share ownership guidelines (including 50% common shares)
2015	464,570	2,397	1,773	$14,132,511.00	yes

[1]	Restricted share units for directors include units issued under our share unit plan (see Director compensation on page 52 for more information).
[2]	Deferred share units for directors include units issued under our deferred share unit plan (see Director compensation on page 52 for more information).

Pembina Pipeline Corporation • Management information circular	20

Leslie A. O'Donoghue (53) | Independent

Ms. O'Donoghue has been Executive Vice President, Corporate Development & Strategy & Chief Risk Officer at Agrium Inc. (a retail supplier of agricultural products and services and a producer and marketer of agricultural nutrients and industrial products), a TSX and NYSE listing company, since October 30, 2012. She was formerly Executive Vice President, Operations of Agrium (2011 to 2012) and Chief Legal Officer and Senior Vice President, Business Development of Agrium (1999 to 2011).

Before joining Agrium in 1999, Ms. O'Donoghue was a partner in the national law firm Blake, Cassels & Graydon LLP.

Ms. O'Donoghue holds a Bachelor of Economics from the University of Calgary and Bachelor of Laws from Queen’s University. She was admitted to the Alberta Bar in 1989. She is a member of the Institute of Corporate Directors.

Director since December 2008

Calgary, AB

Canada

Experience

Engineering/operational

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Risk

Corporate governance

Board and committee membership and attendance
Board of directors	7 of 7 meetings	100%
Governance committee (chair)	4 of 4 meetings	100%
Human resources and compensation committee	6 of 6 meetings	100%

Other public company boards and committee memberships
–

Securities held
Year	Common shares	Restricted share units[1]	Deferred share units[2]	Total value	Meets share ownership guidelines (including 50% common shares)
2015	30,288	2,397	3,674	$1,096,223.85	yes

[1]	Restricted share units for directors include units issued under our share unit plan (see Director compensation on page 52 for more information).
[2]	Deferred share units for directors include units issued under our deferred share unit plan (see Director compensation on page 52 for more information).

Pembina Pipeline Corporation • Management information circular	21

Jeffrey T. Smith (68) | Independent

Mr. Smith is an independent businessman and private investor with extensive experience in oil and gas operations, finance, mergers and acquisitions and governance, human resources, compensation, health and safety and environmental matters. He is also a director of NAL Resources Limited, an indirect wholly-owned subsidiary of Manulife Financial Corporation.

Mr. Smith's academic credentials include a Bachelor of Science (Geology) degree from the University of Ottawa. He is a member of the Association of Professional Engineers and Geoscientists of Alberta and the Institute of Corporate Directors.

Director since April 2012

Calgary, AB

Canada

Experience

Engineering/operational

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Financial

Risk

Corporate governance

Board and committee membership and attendance
Board of directors	7 of 7 meetings	100%
Health, safety and environment committee (chair)	4 of 4 meetings	100%
Governance committee	4 of 4 meetings	100%

Other public company boards and committee memberships[1]
–
[1]	Mr. Smith was a director of Spyglass Resources Corp. (a TSX listed company) from March 2013 until August 11, 2015. Spyglass Resources Corp. was placed into receivership by a syndicate of its lenders on November 26, 2015. Spyglass Resources Corp. was an intermediate oil and gas exploration and production company.

Securities held
Year	Common shares	Restricted share units[2]	Deferred share units[3]	Total value	Meets share ownership guidelines (including 50% common shares)
2015	9,970	2,397	2,204	$439,315.65	yes

Class A preferred shares
Series 5	4,000
[2]	Restricted share units for directors include units issued under our share unit plan (see Director compensation on page 52 for more information).
[3]	Deferred share units for directors include units issued under our deferred share unit plan (see Director compensation on page 52 for more information).

Pembina Pipeline Corporation • Management information circular	22

4. Governance

Strong stewardship and governance are essential to operating our business effectively. We are committed to maintaining high standards of governance and ethics throughout our business. We believe good governance is important for our shareholders, our employees, all stakeholders and for Pembina.

Our governance program and practices are aimed at:

•	enhancing and preserving value;
•	protecting dividends;
•	meeting our obligations to all stakeholders; and
•	operating in a safe, reliable and environmentally responsible way.

Our governance practices meet or exceed legal and stock exchange requirements that apply to us. We also regularly benchmark against our peers to ensure we are following best practices. Since our move to the TSX 60 in April 2014, we have increased our focus on ensuring our practices are aligned with this new peer group.

Principles of good governance

Board independence	✓	an independent chair of the board
	✓	majority of the board is independent (80 percent or eight of our 10 directors were independent as of March 23, 2016)
	✓	the board meets in-camera without management and without non-independent directors at every regularly scheduled meeting
	✓	individual (not slate) voting for directors
Board diversity	✓	formal policy that recognizes diversity by gender, age, skills and geographic location
Board effectiveness	✓	formal process for nominating directors
	✓	director orientation and director education focused on business strategy and risk management
	✓	ability of the board and board committees to seek independent advice as appropriate
	✓	formal assessment process
	✓	anti-hedging policy for directors to mitigate risk
Integrity and ethical conduct	✓	formal position descriptions for directors and executive officers
	✓	formal policy to manage overboarding and board interlocks
	✓	formal code of ethics, including annual certification of compliance by employees, directors and executive officers
	✓	formal policy on majority voting
Organizational effectiveness	✓	succession planning for the CEO and other executives
	✓	clawback and anti-hedging policies for executive officers to mitigate risk

Pembina Pipeline Corporation • Management information circular	23

Policies, standards and practices

A variety of policies, programs and practices establish our governance framework. Many of them, including our code of ethics, are available in the governance section of our website (www.pembina.com). Directors, officers and employees must sign an acknowledgement every year that they have read and understand our code of ethics and policies, will review all updates, and will comply with them at all times.

Code of ethics

One of our most valuable assets is our reputation as a reliable and responsible energy services provider with consistent financial performance and long-term financial stability. Fostering a culture that promotes integrity and ethical conduct is key to maintaining this reputation.

All employees, officers and directors of Pembina are governed by a code of ethics that sets out principles for ethical conduct in 10 key areas:

•	conflicts of interest;
•	compliance with the law;
•	health, safety and environmental matters;
•	integrity of financial information;
•	shareholder relations;
•	privacy and confidentiality;
•	protecting our assets and records;
•	entertainment, gifts and other payments;
•	workplace environment and relationships; and
•	reporting responsibilities and procedures.

Compliance is mandatory and everyone has a responsibility to report violations of the code. Violations can result in disciplinary action, including dismissal.

The board is responsible for establishing procedures for monitoring compliance with the code. If any aspect of the code is being waived, it must be approved by the board and properly disclosed, as required by the laws and regulations that apply to us. The board has not waived any aspect of the code since it was implemented in 2005, and no material change reports have been filed related to any director or executive officer (which would generally be required for conduct that would constitute a material departure from the code).

Whistleblower policy

We updated our whistleblower policy in November 2015, including introducing a new whistleblower line that allows people to report anonymously by telephone or the internet, at any time.

Pembina has built its reputation over 60 years as a result of our strong record of safe, reliable and environmentally responsible operations. The whistleblower policy is designed to help us uphold this reputation and maintain public confidence by encouraging employees, consultants, contractors, agents and other stakeholders to act responsibly and report possible unethical practices without fear of discrimination, retaliation or harassment.

People are asked to report any of the following activities:

•	suspected violations of the law (civil or criminal);
•	suspected violations of corporate policies;
•	breaches of occupational health and safety legislation;
•	questionable accounting, internal accounting controls or auditing practices or irregularities;
•	risk to Pembina's assets, property or resources;
•	risk to the environment;
•	danger to health, safety or security of a worker or the public; or
•	concerns about other Pembina business practices.

Pembina Pipeline Corporation • Management information circular	24

Whistleblowers can contact us in several ways:

•	in person – employees can contact their immediate supervisor, or any Pembina executive officer;
•	by telephone or online through our whistleblower line (confidentially and anonymously); or
•	in writing – concerns are forwarded to the chair of the audit committee or its legal counsel.

Disclosure policy

Pembina is committed to ensuring material information is provided to shareholders and the public in a timely, accurate and balanced fashion. We have a disclosure policy that applies to all directors, officers, employees and any other person authorized to speak on our behalf that sets out our procedures for timely dissemination of material information to the public. We also have a disclosure committee made up of senior officers and others who are responsible for reviewing all disclosure before it is released publicly. We regularly review our disclosure policy and update it as appropriate.

Other policies

The following policies also guide our operations and business activities and how we interact with each other and our external stakeholders:

•	health, safety and environment policy;
•	respectful workplace policy;
•	insider trading and reporting policy;
•	aboriginal relations policy;
•	security management policy;
•	market risk policy;
•	counterparty risk management policy; and
•	enterprise risk management policy.

In addition to the policies listed above, the Board has adopted a diversity policy for directors and a clawback policy for all executive officers (see Diversity on page 31 and Managing compensation risk on page 49 for more information).

About the board

This year the board retained an outside advisor to review our governance practices through a benchmarking survey, and confirmed that we are in line with best practices, our peers and our industry.

The board of directors oversees our business, provides guidance to management, monitors management’s activities and sets corporate policy. The board is also responsible for developing our approach to corporate governance, including policies, standards and practices that ensure we operate ethically and meet or exceed the laws and regulations that apply to us.

The board fulfils its stewardship duties directly and by delegating certain responsibilities to its five standing committees (see page 35 for information about the committees).

About the chair of the board

The chair of the board is appointed by the directors for a term of one year. Our intent is to have an independent chair unless it is in the best interests of the company to appoint a chair who is not independent.

We have had separate chair of the board and CEO positions since going public in 1997. Our current chair, Randall J. Findlay, is independent.

The chair reports to the board and our shareholders and works with the CEO to make sure we fulfill our responsibilities to shareholders, employees, partners, governments and the public.

Pembina Pipeline Corporation • Management information circular	25

The chair is expected to provide leadership to the board and foster effective, responsible decision-making. The chair:

•	oversees board direction and administration;
•	works to build a strong governance culture and ensure the board works together as a cohesive team;
•	monitors progress on strategic planning and implementation; and
•	reviews the effectiveness of individual directors at least once a year.

The chair of the board, in conjunction with the governance committee, also selects the chair of each committee. The board has developed a position description for the chair of the board and the committee chairs, outlining the scope and responsibilities of those roles. Committee chairs lead their committee and report to the board.

You can find a copy of the board’s mandate on our website (www.pembina.com).

The board’s mandate

The board’s mandate includes:

•	strategic planning;
•	risk management;
•	financial management and reporting;
•	compensation; and
•	succession planning.

Board oversight of strategic planning and risk is more important than ever as Pembina moves into the largest capital program in its history.

The board looks to ensure that no one project could potentially jeopardize the company, and reviews the specifics of most projects several times before making a decision to proceed.

The board created the major capital projects committee in 2014 in part to oversee these projects and the governance process used to manage them. See page 42 for a complete list of that committee’s activities in 2015.

Strategic planning

The board participates at least once a year in a dedicated strategy session with management that includes reviewing Pembina's current activities and future growth opportunities, including input from third-party advisors about industry or other trends and developments that may benefit us or pose a risk. The board also discusses strategic initiatives at most regular board meetings.

The board approves our annual strategic plan and monitors performance against it throughout the year, based on quarterly updates and reports from management.

Risk management

The board is responsible for overseeing risk management at Pembina. The board ensures it understands the principal risks of our business and assesses the balance between risk and potential return for Pembina and our shareholders to ensure our viability over the long-term.

As part of this responsibility, the board makes sure we have:

•	an enterprise risk management (ERM) program designed to identify potential events that may affect our business, operations or results, and to manage risk factors within the company’s risk appetite, to provide reasonable support for the achievement of strategic objectives;
•	a risk management infrastructure/framework with the appropriate critical risk management policies, processes and procedures in place, including risk identification, assessment, response, controls, monitoring and reporting to the board; and
•	specific management processes for addressing corporate, regulatory, securities and other compliance requirements.

The board is also responsible for confirming that we have processes in place to comply with our articles, by-laws, code of ethics and other significant policies and procedures. It also reviews our insurance coverage every year.

Pembina Pipeline Corporation • Management information circular	26

We use a broad-based, systematic approach to identifying, assessing, reporting and managing the significant risks we face in our business and operations. We follow defined principles to help us identify and mitigate uncertainties that can have a negative effect on our business activities and on our ability to achieve our corporate objectives and our strategic plan. The board also works with management to ensure our ERM system is robust.

Our risks fall into five broad categories:

•	strategic;
•	operational and health, safety and environment;
•	financial and technological;
•	human resources; and
•	regulatory.

Management is responsible for developing and implementing controls and for any risk assessments. To facilitate our risk review we have a risk management committee made up of members of management, which meets at least quarterly to review the performance, appropriateness and the current business environment surrounding our risk management activities.

The board of directors has overall responsibility for risk oversight and specific responsibility for strategic business risks and regulatory risks. It has delegated parts of this responsibility to the board committees, as follows:

•	Audit committee – monitors financial and technological risks;
•	Governance committee – assists the board in establishing appropriate risk oversight functions at the board and board committee levels;
•	Human resources and compensation committee – oversees compensation risk (see page 49), talent management risk and succession risk;
•	Health, safety & environment committee – reviews the policies and systems related to safety, health and environmental risks and related operational risks; and
•	Major capital projects committee – assists the board in overseeing the risks associated with major capital projects.

Management reports periodically to the audit committee and board of directors about the risks that have been identified, and once a year presents a report to the audit committee and the board of directors that summarizes the risk management committee's review of risk identification, management and reporting, and any deficiencies identified.

You can read more about the board committees starting on page 35.

Financial management and reporting

The board is responsible for:

•	approving our financial statements, accompanying MD&A and earnings press releases;
•	reviewing and overseeing compliance with the audit, accounting and financial reporting requirements that apply to our business;
•	approving our annual operating and capital budgets and financing plans and strategies; and
•	approving decisions to participate in the capital markets and all significant changes to our accounting policies and practices.

The board also makes sure we have a system for tracking and responding to complaints about accounting, internal accounting control or auditing matters, including anonymous complaints we may receive from employees or others. You can read about our whistleblower policy on page 24.

Pembina Pipeline Corporation • Management information circular	27

Compensation

The human resources and compensation committee is responsible for director and executive compensation at Pembina. You will find a full list of that committee's activities in 2015 starting on page 39.

Director compensation

The board is responsible for:

•	setting director compensation;
•	making sure director compensation adequately reflects the time commitment, scope of responsibilities, risks involved in being a director and market trends in director compensation; and
•	working with the human resources and compensation committee to review from time to time the competitiveness of our compensation and the compensation of the board chair and committee chairs.

Executive compensation

All decisions about compensation of the CEO and other senior executives must be approved by the board.

The board works with the human resources and compensation committee, and independent advisors retained by the human resources and compensation committee, to determine compensation for our CEO and other senior executives, including variable compensation.

You can read more about our approach to compensation governance and how we compensate our directors and executives beginning on page 48 and the role and responsibilities of the human resources and compensation committee on page 39.

Succession planning

The board has developed position descriptions for the CEO, CFO and the Corporate Secretary, outlining the scope and responsibilities of each role. Management has prepared detailed job descriptions for all other executive positions that are used in conjunction with succession planning.

The board is responsible for appointing the CEO and other members of senior management, as well as approving the management succession process and for reviewing succession plans for the CEO, the management team and other executives every year, taking into consideration recommendations from the human resources and compensation committee. There are also development plans in place for all employees who are potential successors to the executive team.

The executive team periodically reviews their succession plans, identifies employees with high potential and makes sure employee development is progressing as planned. The CEO meets with the human resources and compensation committee at least once a year to discuss the succession plan, review succession candidates for the CEO position and prepare development plans for possible CEO successors.

Leadership development

Pembina is committed to developing strong leaders within the organization and has created a leadership development program that applies to leaders at all levels. Called Foundations of Leadership, the program helps develop leaders for future roles, focusing on leadership style, interpersonal communications, coaching for commitment, delegation and time management. We also offer related programs, including crucial conversations, motivating employees and creating accountability. These programs are an essential component of our succession planning process, and we adjust and improve them as required.

Leadership diversity

The board formally adopted a written diversity policy in February 2015 that serves as a framework to promote diversity, including gender diversity, on the board and in management (see page 31 for more information about the diversity policy). The policy does not have a formal target for women in management or executive positions but there is an established target in our employment equity plan, which complies with the requirements of the Employment Equity Act and is submitted to the federal government.

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The executive team and the board are mindful of the importance of management diversity and feel that the issue is being properly addressed without the need for additional targets. Women are currently well represented in management. Their number has more than doubled since 2013 to 35% of our management group, which is higher than the Canada engineering & manufacturing industry median of 32% (there is not enough oil and gas data available to be a reliable benchmark). We also have two female executives (14 percent of our executive team). We continue to identify female candidates for higher level executive positions, and with the increasing numbers of women in management, we are confident that our succession planning will lead to more women moving into executive positions.

Expectations of directors

We expect our directors to demonstrate the highest personal and professional ethics, integrity and values, and be committed to representing the long-term interests of our shareholders.

Independence

The board assesses the independence of directors annually using independence criteria that meet or exceed the following standards:

•	National Policy 58-201 – Corporate Governance Guidelines;
•	National Instrument 52-110 – Audit Committees;
•	U.S. Securities and Exchange Commission rules and regulations;
•	Sarbanes-Oxley Act of 2002; and
•	New York Stock Exchange (NYSE) rules.

This is described in detail in our Standards for Director Independence, which you can find on our website (www.pembina.com).

Eight of the 10 nominated directors are independent, meaning they do not have a business or other relationship (direct or indirect) that could, or could reasonably be perceived to, materially interfere with their ability to act in our best interests. Mr. Dilger is not independent because he is Pembina's President and CEO. Mr. Michaleski is not considered independent because he was Pembina's CEO until December 31, 2013, and will not be considered independent until three years from that date.

In-camera sessions

The board meets in-camera at each meeting to facilitate regular, open and candid discussion among the independent directors without management present, and also without the non-independent directors.

In 2015, the non-management directors met seven times without management, and the independent directors also met separately at every meeting.

Attendance and active participation

We expect all board and committee meetings to be conducted in a way that promotes open communication, meaningful participation and timely resolution of issues. Generally, directors can serve on a maximum of three committees so they can fully participate and meet their obligations to the board. All of our independent directors serve on two or three committees.

Directors are expected to attend all board meetings and all of their committee meetings unless there is an unavoidable conflict or other extenuating circumstances. Attendance is monitored by the governance committee and managed by the chair of the board.

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			Committee meetings
	Board meetings		Audit	Governance	Human resources and compensation	Health, safety and environment	Major projects	Total committee meetings
R. Findlay	7 of 7 (chair)	100%		4 of 4	2 of 2[1]		3 of 3	9 of 9	100%
A. Ainsworth	7 of 7	100%	4 of 4			4 of 4		8 of 8	100%
G. Billing	7 of 7	100%	4 of 4		6 of 6 (chair)			10 of 10	100%
G. Kerr	5 of 7[2]	71%	3 of 4[2]		3 of 5[2]			6 of 9	67%
M. Dilger[3]	7 of 7	100%	4 of 4	4 of 4	6 of 6	4 of 4	3 of 3	21 of 21	100%
L. Gordon	5 of 7[4]	71%	1 of 1[5]		4 of 4[5]	4 of 4	3 of 3 (chair)	12 of 12	100%
D. LeGresley	7 of 7	100%	4 of 4 (chair)	4 of 4				8 of 8	100%
R. Michaleski	7 of 7	100%				4 of 4	3 of 3	7 of 7	100%
L. O'Donoghue	7 of 7	100%		4 of 4 (chair)	6 of 6			10 of 10	100%
J. Smith	7 of 7	100%		4 of 4		4 of 4 (chair)		8 of 8	100%
[1]	Mr. Findlay stopped being a member of the human resources and compensation committee on February 27, 2015.
[2]	Prior to Mr. Kerr's appointment to the board in January 2015, he disclosed unavoidable scheduling conflicts that would prevent him from attending the regularly scheduled board and committee meetings in November. As a result, it was understood that he would miss two meetings of the board and the human resources and compensation committee and one meeting of the audit committee in 2015.
[3]	Mr. Dilger attended all board meetings in 2015 as a director and CEO and all committee meetings in 2015 in his capacity as CEO.
[4]	Mr. Gordon was unable to attend two board meetings due to unforeseen personal circumstances.
[5]	Mr. Gordon was appointed to the human resources and compensation committee on February 27, 2015 and stopped being a member of the audit committee at that time.

Conflicts of interest

Our directors must avoid conflicts of interest and abide by our code of ethics.

If a director or executive officer has a material interest in a potential transaction or agreement, or a director accepts a senior management or board position with another company, he or she must report this to the board. If a director feels there is a potential conflict of interest related to any matter the board is considering at a meeting, he or she must disclose the interest, refrain from voting on the matter and leave the meeting if asked.

Serving on other boards

We recognize the significant commitment involved in serving on a board and the value and experience gained from serving on other boards. None of our directors serve on more than three other public company boards and none of the directors currently sit together on another company board.

The governance committee has reviewed the public company directorships our directors currently hold, and has determined that they do not affect the board’s independence or ability to operate effectively.

Mr. Dilger, who is a director and our CEO, can serve on one other public company board. All other directors can serve on up to three other public company boards because they are non-executive directors, and members of our audit committee can serve on a maximum of two other public company audit committees. Directors who want to serve on the board of another publicly traded company must notify the chair of our governance committee before accepting the nomination.

The board reviews the directorships every year. If two or more directors serve together on another public company board, the board will review the situation and decide whether a director should continue to serve on our board. It may grant an exception in some circumstances.

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Board and committee evaluation

Regular board assessments are important to confirm that the board, its committees and individual directors are performing effectively and to encourage continuous improvement.

This year the board retained an independent advisor to facilitate our board evaluation process. The advisor prepared and presented a formal report to the board.

We complete a formal assessment of the board once a year. The board establishes the assessment criteria based on recommendations from the governance committee. The chair of the board leads the assessment, with input from all directors. Each director completes a questionnaire assessing each committee's performance against its mandate, as well as overall board performance in areas like governance processes and administration, fiduciary oversight, strategic planning and business decisions, and financial matters. The board may retain an independent advisor from time to time, as it considers appropriate, to evaluate the board and committees.

Characteristics of directors

The board reviews the composition of the board every year, considering diversity, specific skills and the experience required on the board. The goal is a board that is effective and well-balanced, taking diversity, tenure and expertise into consideration.

Diversity

The board considers diversity of gender, age and geographic location.

Gender

The board recognizes the importance of the diversity of its directors, and in February 2015 formally adopted a written diversity policy that serves as a framework for promoting diversity, including gender diversity, on the board and in management.

Under the policy, the selection of candidates for appointment to the board will continue to be based on merit, although the governance committee will aim to achieve an appropriate level of diversity on the board when filling board vacancies. It will also consider the benefits of diversity in its annual review of the board composition and mix of skills, and will recommend measurable objectives for achieving diversity on the board in light of the skills required on the board at that time. The assessment of the implementation of the policy and the effectiveness of the policy will form part of the governance committee’s annual assessment of board composition.

This year, the total number of women on the board is two, or 20 percent of the board. The 2014 benchmarking survey confirmed that we now have more women on our board than other companies in our industry and our peer group, but that we are below the median for companies on the TSX 60. We continue to work proactively to increase the number of women on our board to a level appropriate for our board size and mix, and the governance committee and board keep a list of qualified female candidates to consider when there is a vacancy on the board. While the diversity policy does not set official targets for women on the board, we feel the issue is being properly addressed without the need for a formal target.

Age and tenure

We do not have a formal policy imposing term limits because our priority is to assemble a board that has the right mix of skills and experience as a whole to provide strong stewardship.

The board recognizes that while a longer serving director can make a growing contribution to the board over time, it must balance experience with some turnover in membership to generate fresh ideas and perspectives on various issues and our business in general.

Directors retire from our board or do not stand for re-election once they have turned 72, unless the board determines otherwise.

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The nominated directors have served on our board anywhere from one year to up to 19 years. The average tenure on the board is seven years.

years on the board
R. Findlay (chair)	9
A. Ainsworth	1
G. Billing	4
M. Dilger	2
L. Gordon	19
G. Kerr	1
D. LeGresley	6
R. Michaleski	16
L. O'Donoghue	8
J. Smith	4

Location

Pembina operates in Canada and the U.S., so it is important to have directors with experience in these markets. One of our directors lives in the U.S. and brings that perspective to the board.

Skills and experience

The board regularly evaluates the competencies and skills of its members against what it needs for proper oversight, effective decision-making and fulfilling its mandate.

Goals include ensuring there is a good mix of relevant skills and experience, sufficiently diverse opinions to support balanced discussion and debate, and a manageable board size to facilitate productive discussion and decision-making.

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The table below shows the mix of experience and knowledge we have on the board. We use it to identify skills to look for when recruiting new directors.

	Randall Findlay (chair)	Anne- Marie Ainsworth	Grant Billing	Michael Dilger	Lorne Gordon	Gordon Kerr	David LeGresley	Robert Michaleski	Leslie O'Donoghue	Jeffrey Smith
Engineering/ operational	✓	✓		✓		✓	✓	✓	✓	✓

Industry knowledge – pipelines	✓	✓		✓	✓	✓		✓

Industry knowledge – midstream	✓	✓	✓	✓	✓	✓		✓		✓

Industry knowledge - natural gas liquids	✓	✓	✓	✓	✓	✓		✓		✓

Industry knowledge – gas processing	✓	✓	✓	✓	✓	✓		✓	✓	✓

Major capital projects	✓	✓	✓	✓	✓	✓		✓	✓	✓

Safety, health and environment	✓	✓	✓	✓	✓	✓		✓	✓	✓

Human resources/ compensation	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Investment banking	✓		✓	✓		✓	✓	✓	✓

Financial	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Risk	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Corporate governance	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

CEO	✓	✓	✓	✓	✓	✓		✓

New candidates

Shareholders elect individual directors at our annual shareholders' meeting by a majority of votes cast for each nominee. The board can also appoint new directors between meetings to fill vacancies, or call a special shareholders' meeting to elect a new director.

The governance committee recommends new director candidates to the board for approval. The board proposes the final list of nominated directors to shareholders. The governance committee looks to a number of sources to identify new candidates, including outside search firms.

The board looks for directors who are inquisitive and objective, have practical wisdom and mature judgment.

It looks at the competencies and skills of a potential candidate, including their education, communication and interpersonal skills, and relevant business, government and civic experience. It also considers the skills matrix of the current board to balance the qualities of the new candidate with the composition and diversity of the board.

Finally, it considers whether the candidate is able to devote enough time to their duties as a director, and reviews and consults with the chair of the board and the CEO to gather their input before proposing a list of nominated directors to shareholders.

Orientation and continuing education

The governance committee is responsible for approving the director orientation process and annual plans for director education and development.

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Orientation

Our orientation manual for new directors includes the following items:

•	corporate governance guidelines;
•	board mandate;
•	committee charters;
•	terms of reference for directors;
•	position descriptions for the board chair, committee chairs and the executive officers;
•	key corporate policies; and
•	other relevant corporate and board information.

New directors attend orientation sessions to familiarize them with our business, significant risks and mitigation measures, our expectations, our corporate goals and objectives, and current business issues and opportunities.

Continuing education

The board has set the following priorities for continuing education in 2016:

•   enterprise risk oversight;

•   board diversity;

•   shareholder activism and engagement;

•   director liability; and

•   commodity prices.

Directors have ongoing opportunities to increase their knowledge and understanding of our business, including:

•	Annual strategic briefings – typically include reviews of the competitive environment, our performance relative to our peers, significant risks and mitigation measures and other developments that could materially affect our business. Briefings may include presentations by third-party consultants, such as financial advisors, pension experts and outside legal counsel as needed.
•	Corporate governance issues and trends – regular briefings on corporate governance developments and emerging best practices.
•	Industry and other issues and trends – presentations from time to time by external consultants about general industry trends or other topics of interest.

The corporate secretary maintains a list of all skill development and continuing education taken by the directors, which the governance committee reviews when building each year’s director education plan. The table below shows the director education program in 2015.

Date	Event	Presenter	Who attended
Jan 14-15	Kingsdale Governance Summit: Insight from the Inside	Panel member	Leslie O'Donoghue

Various dates in February	New director orientation program	Various	Gord Kerr

Feb 25	Pembina 2015 forecast/5 year plan update	Scott Burrows, Pembina	All directors

Apr 9	Director Series Seminar: Compensation Committee	Deloitte	Randall Findlay

Apr 22	Strategies for Executive Compensation	Blake, Cassels & Graydon LLP and Mercer	Leslie O'Donoghue

Jun 23	CEO Forum Breakfast	McKay Forums	Randall Findlay

Jul 1	Webinar	Catalyst Inc.	Randall Findlay

Aug 4	IFRS 15 – New Revenue Accounting Standard	Sippy Chinna, Deloitte	Audit Committee

Aug 5	Cyber risk education session	Matt Anthony, Herjavec Group	All Directors

Sept 25	Next economy roundtable	Panel member	Randall Findlay

Oct 14	Calgary energy roundtable	Various	Randall Findlay

Oct 14	Pitfalls of Pollution & Potential Director and Officer Solutions	Blake, Cassels & Graydon LLP	Gord Kerr

Nov 4	Credit in the patch	Jeff Cebryk, ScotiaBank	All

Nov 4	Paris climate talks and the impact on the Canadian oil industry and economy	Michael Moore, University of Calgary	All

Nov 27 and Feb 2016	NGL market update	Kevin Jagger, Pembina	All

Dec 9	Adding value to strategy as a board member	Institute of Corporate Directors	Randall Findlay

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Communicating with the board

We are committed to providing investors with timely and accurate information about our strategy, performance and business activities.

In addition to filing disclosure documents with securities regulators, we participate in industry sponsored conferences, and host investor days and conference calls and webcasts to review our financial and operating results.

Shareholders can ask questions and provide feedback to management and the board at our annual shareholders meeting. You can also contact the board through our corporate secretary:

Chair of the board of directors

c/o Corporate Secretary

Pembina Pipeline Corporation

4000, 585 – 8th Avenue S.W.

Calgary, Alberta

T2P 1G1

Shareholder proposals

If you want to present a shareholder proposal at our 2017 annual general meeting, you must submit it by February 10, 2017 to be considered for next year's management information circular.

Send your shareholder proposal to the corporate secretary at the above address.

Board committees

The board has five standing committees to help carry out its duties and meet the statutory and policy requirements that apply to our business:

•	Audit;
•	Governance;
•	Human resources and compensation;
•	Health, safety and environment; and
•	Major capital projects.

Each committee is governed by a written charter, which is approved by the board and reviewed and assessed by the committees themselves and the board every year. All of the board committees must be independent, except for our health, safety and environment committee and major capital projects committee, which must have a majority of independent directors.

Each committee updates the board regularly on its activities by providing a report to the board after each committee meeting and submits any recommendations that require board approval for discussion and review. Each committee is responsible for sharing information of mutual interest with other committees.

The board reviews the composition of its committees each year and makes adjustments as needed. The board can remove members of each committee by resolution when needed and fill vacancies if a committee has less than the minimum number of members.

You can find our committee charters online at our website (www.pembina.com) and read about the nominated directors starting on page 11.

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Audit committee

The board has delegated to the audit committee oversight responsibilities relating to our financial statements, the external auditors, the internal audit function, risk management, compliance with legal and regulatory requirements and management information technology.

The audit committee is responsible for overseeing:

•	the integrity of Pembina’s financial statements, the reporting process and internal controls over financial reporting;
•	the relationship, reports, qualifications, independence and performance of the external auditor;
•	the internal audit function;
•	the risk identification, assessment and management program;
•	compliance with legal and regulatory requirements;
•	management information technology related to financial reporting and financial controls; and
•	maintenance of open lines of communication between management, the external auditors, the internal auditors and the board.

The audit committee meets quarterly with management and the external auditors and separately with the auditors. The audit committee met four times in 2015. All of these meetings included the internal and external auditors and time without management present.

Members	David LeGresley (chair) Anne-Marie Ainsworth	Grant Billing Gordon Kerr

David LeGresley, Grant Billing and Gordon Kerr are financial experts and all of the members are financially literate. Effective February 27, 2015, Lorne Gordon stopped being a member of the audit committee, and Gordon Kerr joined the audit committee.

Independence

100%

Each of the four directors met the independence criteria as of March 2016, within the meaning of National Instrument 52-110, Audit Committees, Rule 10A-3 under the U.S. Securities Act of 1934, as amended, and the corporate governance standards of the NYSE.

Qualifications

•  accountant, financial experience or accreditation

•  all of the committee members must be able to read and understand a set of financial statements that are comparable in scope and complexity to our financial statements.

Key responsibilities

Financial statements, reporting process and internal controls over financial reporting

•  reviewing annual and quarterly financial statements, management’s discussion and analysis (MD&A), the earnings press releases and other financial disclosure, and recommending them to the board for approval

•  reviewing significant financial reporting issues, changes in accounting policies, key estimates and judgments, significant deficiencies identified and compensating or mitigating controls, unresolved issues between management and the external auditor, material correspondence with regulators or government agencies, and whistleblower complaints

External auditor

•  overseeing the relationship, reports, qualifications, independence and performance of the external auditors and audit services by other registered public accounting firms Pembina has engaged.

Internal audit

•  overseeing the internal audit function including the audit charter, activities, staffing and organizational structure

•  approving the annual audit plan

•  assessing performance and ensuring there are no unjustified restrictions or limitations

•  meeting separately as appropriate, to discuss matters that should be discussed privately

Risk management

•  discussing governance guidelines and policies for risk assessment and management

•  developing or overseeing the development of these guidelines and policies

Pembina Pipeline Corporation • Management information circular	36

Other • overseeing our whistleblower policy and procedures for financial reporting
2015 highlights

Committee charter and education

•  reviewed and approved revisions to the committee charter

•  attended sessions led by management on topics including IFRS changes, tax structure and counterparty credit risk

•  assessed ongoing professional development requirements

Financial reporting and tax

•  reviewed changes in accounting policies, significant financial reporting issues, estimates and judgments applied and significant contingencies and provisions

•  reviewed annual and quarterly financial statements, MD&A, the earnings press releases and other financial disclosures

•  oversaw the defined contribution, defined benefit and supplementary pension plans

External auditor oversight

•  approved the 2015 external auditor audit engagements, audit plans and fees

•  reviewed and approved non-audit services to be provided by the external auditor

•  reviewed the quarterly audit findings reports provided by the external auditors

Compliance & risk oversight

•  reviewed the risk management committee’s hedging recommendations

•  approved the following reports and annual updates:

o  enterprise risk management report, and recommended risk tolerance

o  update to market risk policy

o  update to counterparty risk management policy

o  update to risk management committee charter

•  monitored the status of our commodity risk, market risk and enterprise risks against established limits

•  reviewed corporate insurance program and coverage

Internal audit oversight

•  approved the 2015 internal audit plan and revisions to the internal audit charter

•  reviewed internal audit SOX compliance and fraud assessment results

•  reviewed management’s conclusions about efficacy of internal controls of financial reporting

•  reviewed our disclosure controls and procedures with the CEO and CFO

•  reviewed and approved revisions to the whistleblower policy and approved the creation of a Whistleblower Hotline

•  reviewed whistleblower complaints

Information technology (IT)

•  reviewed 2015 IT strategies and initiatives

You can find more information about the audit committee in our annual information form (AIF) on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Pembina Pipeline Corporation • Management information circular	37

Governance committee

The governance committee is primarily responsible for helping the board develop, implement and monitor Pembina's corporate governance practices.

The committee is expected to work with management and others throughout the company to make sure we have a healthy governance culture. This includes reporting and making recommendations to the board and management about corporate governance issues, best practices, compliance and the effectiveness of our governance processes and systems.

The committee met four times in 2015. All of these meetings included time without management present.

Members	Leslie O'Donoghue (chair) Randall Findlay	David LeGresley Jeffrey Smith
Independence	100%
Qualifications	• governance committee of other public companies • legal, compliance or regulatory background • CEO or senior executive experience
Key responsibilities

Board governance

•  board size and composition

•  director orientation, education and training

•  eligibility and selection criteria, including independence and financial literacy

•  recommending director candidates for election to the board and appointment to chair of the board and CEO positions

•  annual board, director and committee assessments

Compliance and disclosure

•  monitoring best governance practices and our compliance with governance related laws and regulations

•  approving our disclosure policy and overseeing our policies, procedures and the disclosure committee

•  assisting the board in establishing appropriate risk oversight functions at the board and committee levels

2015 highlights

Director succession

•  regularly reviewed and updated the board composition matrix, skills matrix and director succession planning process

•  reviewed and recommended committee membership to the board

•  reviewed and dealt with conflict issues

Corporate governance best practices

•  reviewed and recommended:

•  amendments to various corporate policies, the board mandate, governance guidelines and standards for director independence and the audit and governance committee charters

•  adoption of a board diversity policy

•  adoption of the 2015 director education plan

•  adoption of a clawback policy for executive officers

•  reviewed the director onboarding process

•  assessed relationships between Pembina and each director and determined that eight out of the 10 nominated directors are independent

•  monitored recent developments, emerging trends and best practices in corporate governance and disclosure practices, including recent insider trading case law, activist shareholder developments and trends, clawback policies and environmental liability case law

•  reviewed the enterprise risk management process for 2015

Evaluation of the board, board committees, chairs and individual directors

•  assessed director independence and reviewed director relationships, commitments and interlocks

•  worked with an independent advisor to evaluate the board and its committees with the board chair

•  reviewed the board and committee charters and corporate policies

Pembina Pipeline Corporation • Management information circular	38

Public disclosure • reviewed and approved the information related to corporate governance in the information circular, for recommendation to the board

Human resources and compensation committee

The human resources and compensation committee assists the board by providing oversight and direction on human resources strategy, policies and programs. This includes our compensation programs, including reviewing and approving recommendations about our general compensation philosophy, director and executive compensation, overseeing the development and administration of our compensation programs, and executive succession planning. The committee is also responsible for overseeing the risk associated with our compensation programs, to ensure they do not encourage individuals to take inappropriate risks that are reasonably likely to have a material and adverse effect on the company.

The committee is responsible for assessing the fairness and effectiveness of our retirement, savings and incentive plans, and for making sure all plans and benefit programs are administered according to the laws, stock exchange policies and stated compensation objectives that govern our business. It conducts thorough competitive evaluations each year and may consult an independent firm for help in assessing the competitiveness of our director and executive compensation programs.

You can read about how we compensate our directors starting on page 52 and our executives on page 56. You can find more information about compensation governance on page 48.

The committee met six times in 2015. All of these meetings included time without management present.

Members	Grant Billing (chair) Gordon Kerr	Leslie O'Donoghue Lorne Gordon
	Effective February 27, 2015, Randy Findlay stopped being a member of the human resources and compensation committee, and Lorne Gordon and Gordon Kerr joined the committee.
Independence	100%
Qualifications	• executive or CEO experience • human resources or compensation experience • compensation committees of other public companies • industry or sector experience
Key responsibilities

Compensation philosophy and approach

•  reviewing and approving our compensation philosophy

•  reviewing and recommending our executive compensation program and incentive plans

•  reviewing and recommending our director compensation including retainers and meeting fees

Program oversight

•  reviewing compensation design, corporate objectives and executive performance targets

•  reviewing employment agreements, severance arrangements and change of control agreements for the CEO and other senior executives

•  assisting the board in establishing and overseeing executive officer succession plans

•  overseeing the defined benefit and defined contribution pension plan and supplementary pension plan

Annual performance and compensation

•  recommending individual elements of total compensation for the CEO and executive officers

•  approving the annual report on executive compensation and public disclosure

Compensation risk oversight

•  ensuring executive compensation is aligned with our short, medium and long-term goals

•  monitoring legal and stock exchange compliance

Pembina Pipeline Corporation • Management information circular	39

2015 highlights

Program oversight

•  made legislated and administrative changes to the defined benefit and defined contribution pension plans

•  reviewed short-term and long-term incentive plans in detail

•  revised director compensation to eliminate meeting fees and move to a fixed fee structure

•  reviewed and approved external advisor engagement, services and work plan

~~•~~  revised the compensation peer group

•  adopted a clawback policy for executive officers

Succession planning

•  reviewed the executive succession plan and oversaw senior management and employee organizational changes related to the plan

Annual performance and compensation

•  recommended for approval

•  2015 performance goals for the short-term incentive plan

•  2015 CEO objectives

•  2015 RSU/PSU share unit award plan along with PSU performance measures

•  2015 amendments to the stock option plan and the new terms for issuing stock options

•  reviewed 2014 corporate and business unit performance to determine 2014 short term incentive payouts (paid in 2015)

•  reviewed and approved the 2012 PSU multiplier for long-term incentive payouts (paid in 2015)

•  reviewed and approved the budget for salary increases

•  reviewed and approved stock option grants for 2016 under the new terms for issuing stock options

•  revised the weightings of the performance goals for the short-term incentive plan for Senior Vice Presidents for 2015

Public disclosure

•  reviewed and approved the information related to compensation in the information circular, for recommendation to the board

Education

•  new committee members attended a session about human resources practices and policies

•  received overview of the company's strategic aboriginal initiative

Pembina Pipeline Corporation • Management information circular	40

Health, safety and environment committee

The health, safety and environment committee is primarily responsible for helping the board oversee the development, implementation and monitoring of our environmental, health, safety and system integrity policies and systems, especially as they relate to accountability and compliance.

The committee met four times in 2015. All of these meetings included time without management present.

Members	Jeffrey Smith (chair) Anne-Marie Ainsworth	Lorne Gordon Robert Michaleski (non-independent)
Independence	80%
Qualifications	• engineering or operations background • legal, compliance or regulatory experience • CEO or senior executive experience
Key responsibilities

Program and strategy development

•  overseeing the development, implementation and auditing of our health, safety and environmental management policies, programs, systems and practices

•  reviewing our health, safety and environmental strategy

Risk management

•  identifying health, safety and environmental risks and recommending appropriate programs to manage and reduce risk

•  monitoring current, pending or threatened legal action by or against us

Regulatory compliance and public disclosure

•  reviewing and monitoring our incident reporting policies and practices, and reports about significant incidents, emerging issues, inspections, audits and actions taken to correct deficiencies

•  reviewing and approving our annual internal sustainability report

2015 highlights

Health, safety and environment measures

•  reviewed and approved the 2015 health, safety and environment performance measures to be used across all business units, incorporating leading indicators in combination with lagging indicators

•  reviewed 2014 performance against the measures and recommended the health, safety and environment performance multiplier for the short-term incentive plan to the human resources and compensation committee (paid in 2015)

•  reviewed management’s 2015 environment work plan

Safety culture

•  reviewed the results of management’s incident review panel related to all significant events

•  received reports from management’s continuous improvement teams

•  received a report from management on the progress of the safety accountability project

•  oversaw the completion of the Canadian Energy Pipeline Association’s integrity first self-assessment initiative by the control centre in 2015

Integrity and geotechnical

•  monitored the largest pipeline integrity and geotechnical program in the company’s history

•  reviewed management’s 2015 geotechnical and integrity work plans and facility inspection plans

•  implemented and reviewed the process hazard analysis initiative

Pembina Pipeline Corporation • Management information circular	41

Major capital projects committee

The major capital projects committee helps the board oversee major capital projects.

The committee is responsible for identifying major capital projects based on management's recommendations, project complexity, cost and level of risk, and reviewing and monitoring costs, contracting practices, project management processes and construction schedules in more depth than time permits in regularly scheduled board meetings.

The committee met three times in 2015.

Members	Lorne Gordon (chair) Randall Findlay	Robert Michaleski (non-independent)
Independence	67%
Qualifications	• engineering or operations background • CEO or senior executive experience • industry or sector experience
Key responsibilities

Determining which capital projects to oversee

•  reviewing management’s recommendations and identifying major capital projects based on project complexity, cost and level of risk

Reviewing key information about identified projects

•  project risk analysis and risk mitigation plans

•  key commercial terms that may impact project execution

•  significant regulatory, political or stakeholder issues

•  significant safety or environmental matters

•  cost estimates, cost control and management processes

•  project planning documents

•  project look backs

•  progress reports

2015 highlights

Project execution measures

•  reviewed and approved the major capital projects on time and on budget measures for tracking the success of our major capital projects program

•  reviewed actual 2015 performance against these measures and recommended a performance multiplier to the human resources and compensation committee as a component of the short-term incentive program performance multiplier

Project updates

•  reviewed major capital projects from the perspective of capital expenditures, schedule, strategy and risk

•  received lookback summaries prepared by management for various completed projects, including lessons learned, strengths, weaknesses and overall performance relative to criteria established at the time of board approval of these projects

Project governance

•  reviewed revisions to the project delivery and governance lifecycle, incorporating components derived from the continuous improvement team initiatives

•  reviewed project spend authorization limits

Pembina Pipeline Corporation • Management information circular	42

5. Compensation discussion and analysis

This section of our management information circular describes how we pay our directors and senior executives. We've grouped it into four sections:

Executive summary	page 44

Summarizes our performance and compensation decisions this year, and changes we are making to our compensation plans.

Compensation governance	page 48

Describes how we oversee compensation and manage risk.

It also tells you about our independent consultants.

Director compensation	page 52

Describes our approach to compensating directors, our expectations for share ownership and what we paid the directors in 2015.

Executive compensation	page 56

A thorough discussion of what we pay the named executives
at Pembina and why, along with the results from 2015

Pembina Pipeline Corporation • Management information circular	43

Executive summary

2015 named executives

•  Michael (Mick) Dilger, CEO

•  Scott Burrows, Vice President, Finance and CFO

•  Paul Murphy, Senior Vice President, Pipeline and Crude Oil Facilities

•  Stuart Taylor, Senior Vice President, NGL and Natural Gas Facilities

•  Robert Lock, Vice President, Midstream - NGL

Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for over 62 years.

We believe in staged, carefully managed growth that respects the interests and concerns of our stakeholders while providing the pipelines and energy services our growing economy demands. We have a strong record of community engagement, environmental stewardship and safe, reliable pipeline performance.

Our goal is to provide highly competitive and reliable returns through monthly dividends while enhancing the long-term value of our shares.

Our executive compensation program is designed to link strategy, performance and compensation while building equity ownership. This approach motivates our executives and aligns rewards with the objectives of our shareholders to keep the focus on our long-term success.

You can read about the four components of our strategy and our compensation program starting on page 56.

2015 was a successful year

Despite the economic downturn in our industry, Pembina had another milestone year: we continued to provide solid results and remained focused on our goals of operating our business safely and reliably, successfully executing on our growth plans, and working to advance our cost savings goal of $225 million.

In 2015, we successfully and safely placed into service over $1.3 billion in projects, which supported our record volumes and allowed us to achieve our strongest financial performance to date, including operating margin, EBITDA, cash and adjusted cash flow per share. We announced $600 million of new capital projects, a substantial portion of which are backed by long-term, fee-for-service contracts.

Despite the weakened economic conditions, cash flow from operating activities in 2015 was consistent with 2014, EBITDA reached an all-time high, and throughput and operating margin both increased. We also maintained our exceptional safety record, marking two years without any lost time employee injuries, while working approximately 18 percent more hours than in 2014 – a clear demonstration of our commitment to safe, reliable and responsible operations.

Pembina Pipeline Corporation • Management information circular	44

2015 Pay at a Glance.

Mr. Dilger’s actual total direct compensation for 2015 is approximately 17% higher than his target, which was benchmarked against our compensation peer group. His actual compensation for 2015 reflects the board's assessment of our corporate and business unit results, and Mr. Dilger's individual performance in 2015. See page 73 for more information about Mr. Dilger’s performance and compensation in 2015.

[1] "Actual Payout" includes 2015 base salary, 2015 annual incentive plan payment (paid in 2016), plus medium and long-term incentive plan payments (paid in early 2016 in respect of 2015).

[2] "Grant Value" includes 2015 base salary, 2015 annual incentive plan (at target payout level), plus grant value of the medium and long-term incentive plan grants included in the Actual Payout calculation.

The table below is a summary of the key performance measures that determine how our executives are paid. Compensation increased in 2015 to recognize excellent performance against these measures, and to keep us in line with our peers.

You will find a complete discussion of what we paid our executives in 2015 and why starting on page 62, and a discussion of each named executive’s compensation and accomplishments this year starting on page 73.

Key performance measures and link to business strategy

Financial	•	Adjusted cash flow from operating activities per share[1] was $2.53, or approximately 15% above our target.	Strategic link: Maintain a strong balance sheet
	•	Earnings before interest, taxes, depreciation and amortization (EBITDA)[1] was $955 million, within approximately five percent of our target.
	•	Raised approximately $2.3 billion of capital (including our Dividend Reinvestment Program) in 2015.

Safety and environment	•	Scored 90% on key measures compared to 83% in 2014	Strategic link: Implement growth in a safe and environmentally responsible way
	•	Had zero employee lost-time injuries, resulting in 24 consecutive months of zero employee lost-time injuries.

Commercial and operational	•	Secured approximately $600 million in committed contracts for new capital projects	Strategic link: Diversify our asset base to enhance profitability
	•	Successfully and safely placed into service over $1.3 billion of new fee-for-service projects

Pembina Pipeline Corporation • Management information circular	45

	•	Increased capital spend by 20% over 2014 and achieved performance that has been essentially on time and on budget (within 1% of budget).
	•	Continued to make progress on another $5.3 billion in growth projects.

Shareholder value	•	Advanced our cost savings goal of $225 million	Strategic link:
	•	Three-year total shareholder return (TSR) was 27% or 14.5% higher than the median of our peer performance group	Enhance the long-term value of our shares

1 See About non-GAAP and additional GAAP measures on page 89.

The board and senior management also made progress in building top talent and creating a strong leadership culture:

•	appointed a new CFO: Scott Burrows was promoted from Vice President, Capital Markets to Vice President, Finance and CFO effective January 1, 2015;
•	maintained and updated succession plans for all executive level positions by identifying candidates and executing on development plans for key individuals;
•	hired over 150 new employees;
•	maintained a voluntary turnover rate of less than 3.5 percent, excluding retirements;
•	filled approximately 65 positions with internal candidates in 2015, promoting several leaders in various parts of the organization as part of our development plans.

Compensation developments in 2015

The compensation committee assesses executive compensation and our performance against our peers every year to make sure our compensation decisions are fair and in line with the market. This year, the committee made the following changes to our compensation program.

Director compensation

•	revised director compensation to eliminate board meeting attendance fees which were replaced with a fixed flat fee structure instead, to simplify administration and reinforce ongoing director commitment and oversight;
•	increased the board retainer to be in line with the revised director compensation peer group, to be implemented in a phased approach over two years; and
•	introduced the new deferred share unit (DSU) plan for directors (see page 52).

Executive compensation

•	changed the weightings of the measures in the short-term incentive plan to put more emphasis on completing projects on time and on budget. This change directly links executive compensation to meeting customer needs and improving long-term cash flow;
•	changed the compensation mix for executives to increase the portion at risk for the CEO to 79%, and an average of 68% for the other named executives, strengthening the link between the achievement of business results and long-term value creation (see page 62);
•	revised the executive compensation peer group. Pembina was added to the TSX 60 in 2014. The revised peer group, recommended in a study by Mercer (an independent compensation consultant), better represents our new size and complexity (see page 58);
•	increased executive compensation targets to be closer to the median of the new compensation peer group;
•	introduced a clawback policy for all executive officers (as described below in Compensation governance – Managing compensation risk – clawback policy); and
•	revised the weightings of the performance goals for the short-term incentive plan for Senior Vice Presidents for 2015 to 40% corporate, 40% business unit and 20% individual performance.

Pembina Pipeline Corporation • Management information circular	46

Compensation changes for 2016

The committee reviews our compensation philosophy and practices every year with assistance from Mercer to make sure compensation continues to be effective, is in line with what our peers are paying, is fair and reasonable, motivates our management team, retains talent, and attracts and supports new talent when needed.

In 2016, the committee plans to:

•	continue to evaluate executive compensation against our new peer group to ensure we are competitive with our peers;
•	continue to review and make any necessary adjustments to the mix of RSUs, PSUs and options awarded to the executives; and
•	implement the second phase of the increase in the board retainer.

Pembina Pipeline Corporation • Management information circular	47

Compensation governance

The board of directors has ultimate responsibility for compensation at Pembina. The human resources and compensation committee assists the board in establishing and overseeing director and executive compensation, pension and benefit plan design, CEO performance goals and assessment and executive officer succession planning. See page 39 for information about the committee, its responsibilities and its activities in 2015.

The committee structures our compensation program to ensure executive compensation is aligned with our short and long-term goals and reflects financial, operating and share performance, dividend payments and individual accomplishments. It designs the program to prevent risks that could have a material adverse effect on our company and ensure alignment with the interests of our shareholders.

Here’s where you can read about the key elements of our compensation program:

✓	Oversight by qualified, independent directors	48
✓	Compensation aligned with risk management	49
✓	Equity ownership and retention requirements	50
✓	Advice from independent compensation experts	50
✓	Compensation linked to performance and strategy	56
✓	Compensation in line with peers	57
✓	A significant portion of compensation is deferred and at risk, encouraging a long-term view of shareholder value	62
✓	Incentive plan funding based on performance against targets linked to strategy, and performance compared to our peers	63, 69, 71
✓	Cap on cash bonus	63
✓	A disciplined process for making annual compensation decisions	59
✓	An extensive risk-assessment before compensation is finalized, including stress testing	49
✓	Clawback policy	50
✓	Anti-hedging policy	50

The human resources and compensation committee includes four directors, all of whom are independent. Each member has worked in leadership roles and has broad industry knowledge. They also have a mix of experience in operations, corporate strategy, executive compensation and financial matters. Together, they have the experience, skills and qualities necessary to support the committee in carrying out its mandate.

The table below shows the experience of the current members of the committee. The governance committee looks at the mix of skills and experience every year to make sure it remains appropriate.

	Related experience	Key biographical details
Grant Billing (chair) (see his biography on page 15)	• Executive leadership • Human resources/ compensation • Corporate governance

•  former energy industry president and CEO

•  has served as the chair and director of a number of public companies and as director and chair of the Canadian Association of Petroleum Producers

•  holds a bachelor’s degree in science and a Chartered Accountants designation with over thirty years of experience in senior energy company roles

•  member of the committee since 2012

Pembina Pipeline Corporation • Management information circular	48

	Related experience	Key biographical details
Gordon Kerr (see his biography on page 18)	• Executive leadership • Human resources/ compensation • Corporate governance	• former energy industry president and CEO • holds a bachelor’s degree in commerce and holds a Chartered Accountants designation • member of the committee since 2015
Leslie O'Donoghue (see her biography on page 21)	• Executive leadership • Human resources/ compensation • Corporate governance

•  Executive Vice President, Corporate Development & Strategy & Chief Risk Officer at Agrium Inc., a TSX and NYSE listed public company

•  holds bachelor's degrees in economics and law

•  member of the committee since 2012

Lorne Gordon (see his biography on page 17)	• Executive leadership • Human resources/ compensation • Corporate governance	• former president and CEO • holds a Chartered Accountants designation • has over 30 years of experience in senior executive roles • member of the committee since 2015

Managing compensation risk

The board is responsible for understanding the principal risks of our business and assessing the balance between risk and potential return to ensure our viability over the long term. We use a broad-based, systematic approach to identifying, assessing, reporting and managing the significant risks we face in our business and operations. The risk management committee meets at least quarterly to review the performance, appropriateness and the current business environment surrounding our risk management activities, and reports its findings to the human resources and compensation committee.

Within this context, the human resources and compensation committee reviews and approves our compensation program and practices to align executive compensation with our short and long-term goals, reflect financial, operating and share performance, dividend payments and individual accomplishments and ensure that compensation aligns with the interest of our shareholders.

This includes, among other things:

•	understanding the impact of operating and share price performance over a five-year period to assess the effect of different performance scenarios on future incentive payouts;
•	using balanced measures, including qualitative and quantitative goals, to determine annual incentive compensation;
•	incorporating time and performance vesting features in medium and long-term incentives;
•	using target ranges for the annual and long-term incentive plans to make sure grants are effectively linked to actual performance and not unduly influenced by one-time events;
•	capping the amount executives can receive under the short-term incentive plan and PSU plan; and
•	having a balanced mix of short, medium and long-term compensation components to eliminate reliance on a single or a limited number of factors to determine potential awards and diversify potential reward scenarios.

The human resources and compensation committee also takes measures to prevent risks that could have a material adverse effect on our company, through appropriate compensation governance measures, which include:

•	building a strong governance culture and ensuring effective oversight;
•	implementing share ownership guidelines and retention periods;
•	prohibiting executives and directors from hedging equity awards and building in safeguards against insider trading;
•	applying a consistent compensation structure for the CEO, executive officers and all employees;
•	implementing a clawback policy that aligns with legislative requirements;
•	requiring the full board to review and approve executive compensation recommendations; and

Pembina Pipeline Corporation • Management information circular	49

•	engaging an independent compensation consultant to provide details about a total compensation risk assessment.

The committee also ensures that our compensation plans and employee benefit programs are administered according to the laws and stock exchange policies that apply to us, and our compensation objectives. The board has not identified any material risk in our compensation program or practices that have an adverse impact on the company.

Clawback policy

We recognize the importance of clawback provisions in promoting ethical conduct and strong compensation governance practices. We have followed clawback policy developments over the past several years and introduced a clawback policy in August 2015.

The clawback policy applies to all executive officers and requires repayment of:

•	any incentive or equity-based compensation awarded based on incorrect data where we are required to restate our financial statements because of material non-compliance with any financial reporting requirement under any applicable securities laws
•	incentive or equity-based compensation if the board finds an executive has committed fraud, a breach of fiduciary duty or willful or reckless misconduct.

The board can, at its sole discretion, use reasonable efforts to recover compensation paid or granted to the executive, including cancelling unvested awards and recovering profits realized from trading Pembina securities.

Building equity ownership and retention

The committee believes executives and directors should show their commitment to Pembina by owning equity in the company. The committee introduced share ownership guidelines on November 12, 2010 and revised them on October 8, 2013, and again for executives in 2014. The guidelines require executives and directors to own a certain multiple of their base salary or retainer in common shares, RSUs or DSUs (ranging from 1x to 4x for executives, and 3x for directors). See page 53 to read about our guidelines for directors and page 56 for our guidelines for executives.

The employment agreements we have with the named executive officers (with the exception of Robert Lock who has an older version of our employment agreement) require them to maintain their minimum share ownership for one year after termination of the agreement, except if termination occurs as a result of a change of control or a constructive dismissal.

Anti-hedging

To keep executives and directors motivated to continue to build shareholder value, our insider trading and reporting policy prohibits them from speculating in Pembina securities to reduce the price risk associated with any Pembina common shares or other securities they hold (including buying securities on margin, short selling, selling call options or buying put options).

Continuous improvement

The committee reviewed a number of regulatory developments and emerging best practices about executive compensation this year, as part of its commitment to compensation best practices, and is once again providing shareholders with a say on pay advisory vote.

Independent advice

The committee has been working with Mercer (Canada) Limited since 2002 as its independent compensation consultant and retains Mercer to review executive compensation and benefit programs and provide objective advice. Mercer reports directly and exclusively to the committee, but may, at the committee's direction, work cooperatively with management to review or prepare material for the committee to review.

Pembina Pipeline Corporation • Management information circular	50

The committee takes Mercer's information and recommendations into consideration, but the committee's decisions are its own responsibility. Mercer has completed an independence test and demonstrated their independence to the human resources and compensation committee's satisfaction.

Mercer's mandate in 2015 included:

•	preparing information about market trends and issues;
•	preparing benchmark market data for director and officer compensation;
•	assessing the competitiveness of our compensation;
•	attending each committee meeting including an in-camera portion at each meeting; and
•	preparing executive tally sheets and assessing the pay and performance relationship.

Mercer was paid the following fees for professional services in 2014 and 2015:

(thousands of dollars)	2014	2015
Executive compensation-related fees	220.9	118.5
Fees for services related to determining compensation for our directors and executive officers
All other fees	345.1	360.0
Fees for pension administration, actuarial valuation of our defined benefit pension plan and general advice related to compensation and benefits, including renewal and repricing of our benefit plans, an annual compensation survey and miscellaneous consulting services related to employee compensation and human resources matters
The committee does not pre-approve these services
Total	566.0	478.5

The committee reviewed Mercer against the following six factors and confirmed its independence for 2015:

•	the other services Mercer provides to Pembina;
•	Mercer's bills to Pembina as a percentage of Mercer's total revenues;
•	Mercer’s policies and procedures to prevent conflicts of interest;
•	whether the Mercer advisor has any business or personal relationships with a member of the compensation committee;
•	whether the Mercer advisor, and his or her immediate family, own any Pembina shares; and
•	whether Mercer or its advisor has any business or personal relationships with a Pembina executive officer.

Management may retain other advisors from time to time, if necessary.

Pembina Pipeline Corporation • Management information circular	51

Director compensation

We pay non-executive directors an annual retainer (in cash and equity), and a flat annual attendance fee for attending board and committee meetings.

This comprehensive compensation package:

•	acknowledges the expertise, time, due diligence and counsel that each director contributes to the board;
•	aligns the near and long-term interests of directors with those of our shareholders; and
•	is competitive with the market.

The President and CEO does not receive director compensation because he is compensated in his role as President and CEO.

Director compensation package

In 2014 Pembina was added to the TSX 60 and our peer group changed. In 2015, four companies were removed from the peer group (see page 53 for details), and we made the following adjustments to director compensation to be in line with this new peer group:

•	increased the board chair and member retainers, phasing in the increase over 2015 and 2016. The 2015 increase took effect July 1 and directors received a pro-rated amount for the second half of the year.
•	changed the board and committee meeting fee structure, moving from a fee per meeting to a flat annual fee for meeting attendance as of July 1. Directors received a fee per meeting for the first half of the year, and a pro-rated amount of the flat fee for the second half of the year. This change was made to simplify administration and reinforce ongoing director commitment and oversight.

The table below shows our director fee schedule for 2014, 2015 and 2016.

		2014 (S)	2015 (S)		2016 (S)
Retainers
Board chair	Annual retainer	255,000	290,000	[1]	325,000
Board member	Annual retainer	130,000	142,500	[1]	155,000
Committees	Audit committee chair retainer	21,000	21,000		21,000
	HRC committee chair retainer	15,000	15,000		15,000
	HSE committee chair retainer	10,000	10,000		10,000
	Governance committee chair retainer	10,000	10,000		10,000
	Major capital projects committee chair retainer	10,000	10,000		10,000
	Audit committee member retainer	7,500	7,500		7,500
	Committee member retainer	5,000	5,000		5,000
Fees
	Board meeting attendance fee	1,500 (per meeting)	$10,000 (per year)	[1]	$10,000 (per year)
	Committee meeting attendance fee	1,500 (per meeting)	$7,500 (per year)	[1]	$7,500 (per year)

1 The change took effect July 1, 2015 and directors received a prorated amount for the second half of the year.

In 2015, the equity portion of the retainer was paid in DSUs under our deferred share unit plan. You will find details about the plan below.

Directors are required to take at least 40 percent of total director compensation, excluding meeting fees, as DSUs, to be more closely aligned with our director compensation new peer group, and to help make sure directors can meet their share ownership guideline within five years of joining the board. The rest of the compensation is paid in cash, quarterly in arrears.

Pembina Pipeline Corporation • Management information circular	52

A DSU is a notional share that has the same value as one Pembina common share. Its value changes with our share price. DSUs do not have voting rights but they accrue dividends as additional DSUs, at the same rate as dividends paid on our common shares. DSUs are paid out when a director retires from the board and are redeemed for cash using the weighted average of trading price of common shares on the TSX for the last five trading days before the redemption date, multiplied by the number of DSUs the director holds.

Compensation in line with our peers

To make sure we can attract and retain talented directors, we compensate them in a way that is fair and competitive, targeting compensation at the median offered by our director compensation peer group.

The committee engages outside consultants every year to assess director compensation levels and practices compared to companies we compete with for talent, from the oil and gas and energy utilities sectors that are comparable in scope, measured by annual revenue, market capitalization, total assets, enterprise value and number of employees. The committee engaged Mercer for this in July 2015.

Pembina was added to the TSX 60 in 2014, and the committee worked with Mercer to adjust our peer group to better reflect our size and complexity. In 2015, four companies were removed from our peer group. Penn West Petroleum Ltd., Enerplus Corp. and Pengrowth Energy Corp. were removed because Pembina had significantly outgrown them and Talisman Energy Inc. was removed because it was acquired.

The 2015 director compensation peer group now includes 17 publicly-listed companies from the oil and gas and energy utility sectors. These are the same 17 companies that make up the executive compensation peer group for 2015.

Oil and Gas – pipeline/midstream	Oil and Gas – exploration and production	Utilities
AltaGas Ltd.	ARC Resources	ATCO Ltd.
Enbridge Inc.	Canadian Natural Resources	Emera Inc.
Gibson Energy Inc.	Cenovus Energy Inc.	Fortis Inc.
Inter Pipeline Ltd.	Crescent Point Energy Corporation	TransAlta Corp.
Keyera Corp.	Encana Corp.
TransCanada Corp.	Husky Energy Inc.
Veresen Inc.

The table below shows how we ranked against the director compensation peer group on some of the key metrics as of August 6, 2015, when the board made the revisions to director compensation.

annual revenue	between the median and the75th percentile
total assets	between the 25th percentile and median
market capitalization	between the median and the 75th percentile
enterprise value	between the median and the 75th percentile
3-year TSR	above the 75th percentile
EBITDA	between the 25th percentile and median

Building equity ownership

We believe directors should be aligned with the interests of shareholders and show their commitment to Pembina by owning equity, so we introduced share ownership guidelines in 2010.

Non-management directors must own three times their annual retainer in common shares, RSUs or DSUs by November 12, 2015 (in October 2013 we changed the guideline, requiring at least 50 percent of the share ownership requirement be satisfied by common shares).

Pembina Pipeline Corporation • Management information circular	53

New directors must meet the guidelines within five years from the date of their appointment. The table below shows the equity holdings of the nominated directors as of the date of this circular. As of the date of this circular, all of the directors met the guidelines.

	Number of common shares	Value of common shares[1] ($)	Value of RSUs[2] ($)	Value of DSUs[3] ($)	Estimated total value of equity holdings ($)	Share ownership guideline ($)	Meets share ownership guidelines
Randall Findlay[4]	136,299	4,700,953	116,714	261,538	5,079,205	870,000	yes
Anne-Marie Ainsworth[5]	8,900 NYSE	307,784	20,625	139,202	467,611	427,500	yes
Grant Billing	100,000	3,449,000	82,673	368,353	3,900,026	427,500	yes
Lorne Gordon	393,476	13,570,987	82,673	374,148	14,027,808	427,500	yes
Gordon Kerr	5,400	186,246	-	347,970	534,216	427,500	on track[6]
David LeGresley	54,823	1,890,845	82,673	375,458	2,348,976	427,500	yes
Robert Michaleski	464,570	16,023,019	82,673	171,450	16,277,142	427,500	yes
Leslie O'Donoghue	30,288	1,044,633	82,673	296,511	1,423,817	427,500	yes
Jeffrey Smith	9,970	343,865	82,673	302,374	728,912	427,500	yes

1 Calculated using $34.49 per share (the closing price of our common shares on the TSX on March 22, 2016).

2 Estimated at $34.49 per share (the closing price of our common shares on the TSX on March 22, 2016). Does not include RSUs that vested at the end of 2015.

3 DSUs were granted in two tranches, effective January 1, 2015 and January 1, 2016, and their value is estimated at $34.49 per share (the closing price of our common shares on the TSX on March 22, 2016).

4 Mr. Findlay’s share ownership guideline reflects his appointment to Board chair on April 1, 2014.

5 Value of common shares calculated using US$26.50 per share (the closing price of our common shares on the NYSE on March 22, 2016) and converted into Canadian dollars using the noon exchange rate of 1.305 on March 22, 2016.

6 Mr. Kerr is on track to meet the share ownership guidelines. While the estimated total value of his equity holdings meets the value requirement of the share ownership guideline, 50 percent of the ownership requirement must be satisfied by common shares. Mr. Kerr has five years from the date of his appointment in January 2015 to meet the requirement.

Director summary compensation table

The table below shows the value of all compensation paid to directors during 2015.

($)	Total fees earned[1]	Share-based awards[2]	All other compensation	Total compensation
Randall Findlay (chair)	201,333	108,000	-	309,333
Anne-Marie Ainsworth	130,362	57,000	-	187,362
Grant Billing	30,750	152,500	-	183,250
Gordon Kerr	32,250	142,500	-	174,750
Lorne Gordon	35,417	152,500	-	187,917
David LeGresley	29,250	155,900	-	185,150
Robert Michaleski	100,750	70,000	-	170,750
Leslie O'Donoghue	30,750	145,000	-	175,750
Jeffrey Smith	88,750	87,000	-	175,750
Total	679,612	1,070,400	-	1,750,012

1 All fees awarded, earned, paid or payable in cash, for services in 2015.

2 The fair value of DSUs granted to the directors for 2015, estimated at $39.47 per share (the volume-weighted average trading price of our common shares on the TSX for the last 20 trading days in 2014). We used the intrinsic value method at the date of the grant to calculate fair value, which is also how we account for the compensation cost of the deferred share unit plan for accounting purposes. These DSUs are paid out when a director retires from the board and redeemed for cash using the weighted average of the closing price of common shares on the TSX for the last five trading days before the redemption date.

Pembina Pipeline Corporation • Management information circular	54

Incentive plan awards

The table below shows the value of RSUs granted for 2013 that vested in 2015 and the dividend units they earned to December 31, 2015. You can find details of our share unit plan on page 85. We calculated the payout at $29.71 per share (the volume-weighted average trading price of our common shares on the TSX for the last 20 trading days in 2015).

	Value of RSUs that vested during the year ($)
Randall Findlay (chair)	104,995
Anne-Marie Ainsworth[2]	0
Grant Billing	104,995
Gordon Kerr[3]	0
Lorne Gordon	123,534
David LeGresley	104,995
Robert Michaleski	1,580,305	[1]
Leslie O'Donoghue	104,995
Jeffrey Smith	104,995

1 Includes RSUs and PSUs. PSUs were granted to Mr. Michaleski in his role as CEO.

2 Ms. Ainsworth was appointed to the board on October 1, 2014.

3 Mr. Kerr was appointed to the board on January 15, 2015.

The table below shows all RSUs and DSUs held by directors as at December 31, 2015. We do not grant options to directors.

RSUs granted for 2014 are scheduled to vest in full on December 31, 2016. We estimate the payout value of RSUs that have not vested at $30.15 per share (the closing price of our common shares on the TSX on December 31, 2015). We estimate the value of DSUs awarded at $30.15 per share (the closing price of our common shares on the TSX on December 31, 2015).

	Number of RSUs that have not vested[1]	Number of DSUs awarded	Market or payout value of share-based awards that have not vested[1] ($)	Vested share-based awards ($)
Randall Findlay (chair)	3,384	2,736	102,028	82,490
Anne-Marie Ainsworth	598	1,444	18,030	43,537
Grant Billing	2,397	3,864	72,270	116,500
Gordon Kerr	0	3,610	0	108,842
Lorne Gordon	2,397	3,864	72,270	116,500
David LeGresley	2,397	3,952	72,270	119,153
Robert Michaleski	2,397	1,773	72,270	53,456
Leslie O'Donoghue	2,397	3,674	72,270	110,771
Jeffrey Smith	2,397	2,204	72,270	66,451

1 This does not include the RSUs that vested on December 31, 2015.

Pembina Pipeline Corporation • Management information circular	55

Executive compensation

Our corporate strategy

Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for over 62 years. Pembina is structured into four businesses units: Conventional Pipelines, Oil Sands and Heavy Oil, Gas Services and Midstream.

We believe in staged, carefully managed growth that respects the interests and concerns of our stakeholders while providing the pipelines and energy services our growing economy demands. We have a strong record of community engagement, environmental stewardship and safe, reliable performance.

Our goal is to provide highly competitive and reliable returns through monthly dividends while enhancing the long-term value of our shares.

Our strategy has four components:

1.	Provide customers with cost-effective, reliable services.

2.	Diversify our asset base to enhance profitability. A diverse portfolio gives us the ability to respond to changing market conditions, reduce risk, and increase opportunities to leverage existing businesses.

3.	Implement growth in a safe and environmentally responsible way. We expect growth through expansion of existing businesses, acquisition and the development of new services.

4.	Maintain a strong balance sheet by applying prudent financial management to all business decisions.

Our compensation strategy

Our executive compensation links strategy, performance and compensation while building equity ownership. This approach motivates our executives, rewards our shareholders and keeps the focus on our long-term success.

We align pay with strategy and performance by:

•	making the majority of executive compensation variable and linked to performance;
•	using performance measures that are directly tied to our corporate strategy and support our growth;
•	linking the payout of our performance-based medium-term incentive to our performance relative to our peers; and
•	paying compensation out over time, to take into account the multi-year development horizons of our major energy infrastructure projects.

See page 65 for information about the performance measures we use in our incentive plans and how these are linked to our strategic priorities.

We also review the program every year to make sure it continues to be effective, is in line with what our peers are paying, is fair and reasonable, motivates our current team and attracts new talent when needed.

Building equity ownership

We believe executives should show their commitment to Pembina by owning our shares, and introduced share ownership guidelines in 2010.

Executives must own, directly or indirectly, a multiple of their base salary in common shares and/or RSUs. The following table shows the required multiple, which increases with the level of responsibility. In October 2013 we changed the guideline, requiring at least 50 percent of the share ownership requirement to be satisfied by common shares. In 2014, we revised the guideline to give executives who are appointed to a position that has higher share ownership guidelines five years from the date of their new appointment to meet the guidelines.

Pembina Pipeline Corporation • Management information circular	56

Executives have five years from the implementation of the guidelines in 2010, the date of their appointment or promotion to a higher share ownership level (whichever is later), to meet the share ownership guideline. Executives have five years from October 2013, or from the date of their appointment (whichever is later) to meet the 50 percent common share requirement. All named executives are required to hold the shares for one year after leaving the company (except Robert Lock, who has an older form of executive employment agreement).

Ownership level as a multiple of base salary
CEO	4x
CFO and Senior VPs	2x
VPs	1x

The table below shows the equity holdings of the named executives as of the date of this circular. As of this date, three of the named executives met the guidelines, as amended.

	Number of common shares	Value of common shares[1] ($)	Value of RSUs[2] ($)	Estimated total value of equity holdings ($)	Share ownership guideline ($)	Meets share ownership guidelines
Michael Dilger President and CEO	220,627	7,609,426	587,161	8,196,586	2,700,000	yes
Scott Burrows[3] Vice President, Finance and CFO	6,214	214,321	261,496	475,817	660,000	on track
Stuart Taylor Senior Vice President, NGL and Natural Gas Facilities	15,096	520,661	332,809	853,470	840,000	yes
Paul Murphy Senior Vice President, Pipeline and Crude Oil Facilities	14,027	483,791	332,809	816,600	840,000	on track
Robert Lock Vice President, Midstream - NGL	14,718	507,624	321,851	829,474	350,000	yes
[1]	Calculated at $34.49 per common share (the closing price on the TSX on March 22, 2016).
[2]	Estimated at $34.49 per common share (the closing price on the TSX on March 22, 2016). You can find details about our share unit plan on page 85. This number includes all RSUs outstanding as of March 23, 2016.

3 Mr. Burrows has five years from the date of his appointment on January 1, 2015 to meet the guidelines.

4 Mr. Murphy has five years from the date of his promotion to this role in September 2013 to meet the guidelines.

Compensation in line with our peers

To make sure executive compensation is fair and competitive, we benchmark our compensation against a peer group of companies we compete with for talent.

The committee looks at an annual compensation survey provided by Mercer and compensation data published in other management information circulars and then, in consultation with Mercer, chooses a list of companies from the oil and gas and energy utilities sectors that are comparable in scope, measured by annual revenue, market capitalization, total assets, enterprise value and number of employees.

From this list, the committee creates two peer groups:

•	the compensation peer group, which is a combination of the companies in the Mercer survey and other companies whose management information circulars are reviewed. Data from these companies is used to set base salary, total cash compensation and total direct compensation. It includes companies from the oil and gas and energy utilities sectors; and
•	the performance peer group, which is mostly a sub-set of the public companies in the compensation peer group, is used to assess our relative corporate performance when paying out performance share units (PSUs) under our medium-term incentive plan, at the end of the performance period.

Pembina Pipeline Corporation • Management information circular	57

The table below shows the 2015 compensation peer group for the named executives and the performance peer group. Pembina was added to the TSX 60 in 2014, and the committee worked with Mercer to adjust our peer group to better reflect our size and complexity. In 2015, four companies were removed from our peer group, Penn West Petroleum Ltd., Enerplus Corp. and Pengrowth Energy Corp. were removed because Pembina had significantly outgrown them and Talisman Energy Inc., was removed because it was acquired.

	NEO Compensation peer group (used to set target compensation, base salaries and target short-term incentives)	Performance peer group (used to determine our relative total shareholder return (TSR) and to calculate the PSU multiplier (see pages 69 and 71)
Oil and Gas – pipeline/midstream	Circular data
AltaGas Ltd.	x	x
Enbridge Inc.	x	x
Enbridge Income Fund		x
Gibson Energy Inc.	x	x
Inter Pipeline Ltd.	x	x
Keyera Corp.	x	x
TransCanada Corp.	x	x
Valener Inc.		x
Veresen Inc.	x	x
Oil & Gas – exploration and production
ARC Resources	x
Canadian Natural Resources	x
Cenovus Energy Inc.	x
Crescent Point Energy Corporation	x
Encana Corp.	x
Husky Energy Inc.	x
Utilities
ATCO Ltd.	x
Canadian Utilities Limited		x
Emera Inc.	x	x
Fortis Inc.	x	x
TransAlta Corp.	x
Total	17	12

The committee also refers to the survey data of similar companies in the sector as appropriate to ensure it has a large enough sample size for Vice Presidents.

Pembina Pipeline Corporation • Management information circular	58

The table below shows how we compared against our compensation peer group on some of the key criteria as of August 6, 2015.

annual revenue	between the median and the75th percentile
total assets	between the 25th percentile and median
market capitalization	between the median and the 75th percentile
enterprise value	between the median and the 75th percentile
3-year TSR	above the 75th percentile
EBITDA	between the 25th percentile and median

Our relative positioning would have been higher if the companies that were removed from our peer group been included in the above comparison.

Compensation process

Establish performance goals

In February of each year, management recommends to the committee for review and approval:

•  qualitative and quantitative corporate, business unit and individual performance goals for the short-term incentive plan; and

•  quantitative performance goals for the performance share units under the medium-term incentive plan.

Performance goals include the core commercial, financial and operational objectives in our strategic plan, which is prepared by the executives and approved by the board. This includes the CEO’s performance goals.

The committee reviews and, in conjunction with management, modifies as required, and approves the performance goals.

Review competitiveness

Before the end of November every year, the committee:

•  carries out an annual benchmarking review of total compensation, with the help of its independent consultant;

•  establishes a compensation peer group to use as a reference point for assessing compensation data; and

•  establishes a performance peer group used as part of the performance vesting conditions for the performance share units under the long-term incentive plan.

Recommend compensation plan design changes and target total compensation

Plan design

Management reviews our compensation and benefit programs and makes recommendations to the committee for review and approval in February of each year. The committee recommends to the board any changes to the compensation program.

Target compensation

The CEO makes recommendations to the committee for target total compensation and compensation mix for each executive. The committee, with input from its independent consultant:

•  reviews the CEO's compensation recommendations for executives;

•  determines total target direct compensation and compensation mix for the CEO;

•  recommends to the board target total compensation and compensation mix for the year for the CEO and executives. Total target compensation is usually set at the 50th percentile of the compensation peer group, but the board can use its judgment to set it between the 25th and 75th percentile depending on the skill, competency and experience of each senior executive; and

•  determines if any plan changes are required.

Pembina Pipeline Corporation • Management information circular	59

Assess corporate performance

At the end of each year, management prepares an analysis of corporate performance against the approved performance goals.

The committee:

•  reviews management's analysis;

•  consults with external advisors;

•  reviews our performance against the performance peer group;

•  considers the results in the context of market and economic conditions, extraordinary internal and market-related occurrences and other extenuating circumstances; and

•  approves funding of the short-term incentive and medium-term incentive based on results.

Determine compensation

The CEO makes recommendations to the committee on each element of compensation for each executive based on corporate, business unit and individual performance, and may seek input from other officers about the employees who report to each of them.

The committee, with input from its independent consultant, determines total compensation and each element of compensation for the CEO and reviews the CEO's recommendations regarding executives.

The committee's recommendations and review are based on the following:

•  recommendations from the CEO;

•  performance against corporate and business unit goals;

•  individual experience, individual performance, internal pay equity, development and/or succession status, and other individual or organizational circumstances;

•  competitiveness of total compensation, based on our corporate performance; and

•  the proportion of each compensation component relative to total compensation, with the expectation that executives should have the highest amount and proportion of compensation at risk.

While the short, medium and long-term incentive plans include specific calculations to determine compensation eligibility, the committee believes that the rigid application of fixed formulas can result in unduly high or low rewards. The committee can therefore use its judgment to respond to unexpected developments in the energy sector and internal and market-related events to make compensation decisions it believes are appropriate, using the compensation peer group as a guideline.

Finalize compensation awards

The committee, with input from its independent consultant:

•  prepares a report for the board that explains the factors and criteria its compensation recommendations are based on, including the relationship of corporate performance to compensation and how compensation supports our strategy and the achievement of our corporate objectives; and

•  presents its recommendations to the board for approval.

The board can also use its judgment to respond to developments, using the compensation peer group as a guideline.

Pembina Pipeline Corporation • Management information circular	60

Compensation elements

Our executive compensation program includes fixed and variable compensation, as well as a competitive package of benefits.

We generally target total direct compensation (salary plus incentives) at the 50th percentile of our peer group, but the board can use its judgment to set targets between 25th and 75th percentile depending on the skill, competency and experience of each senior executive.

	Component	Objective	Form	Performance period
Fixed compensation	Base salary	Compensate executives for performing day-to-day responsibilities	• cash	ongoing
Variable compensation	Short-term incentive	Motivate executives to meet annual corporate, business unit and individual goals	• annual cash bonus	one year
	Medium-term incentive	Align compensation with medium-term corporate performance and the interests of shareholders	• RSUs • PSUs	three years
	Long-term incentive	Align compensation with long-term corporate performance and the interests of shareholders	• stock options	seven years (vest over three years)
Other compensation	Benefits	Provide market competitive benefits

•  group life, accidental death and dismemberment, disability and extended health and dental insurance

•  savings plan (Pembina matches employee contributions to a maximum of 5 percent of annual salary)

•  non-taxable health spending account or taxable wellness spending account ongoing
	Pension (see page 80)	Provide market competitive benefits	• defined benefit plan • defined contribution plan	ongoing
	Perquisites	Provide market competitive benefits	• select perquisites to offset expenses, the cost of business meetings and relationship management, including a car allowance, parking and business club memberships	ongoing

Pembina Pipeline Corporation • Management information circular	61

Compensation mix

The committee determines the mix of components every year based on its review of competitive data, consistent with our overall compensation philosophy and its own judgment.

The graphs below show the 2015 target total direct compensation mix for the CEO and an average for our other named executives. The short, medium and long-term incentives are considered to be at risk because their value is based on specific performance criteria and payout is not guaranteed.

This year 79 percent of the CEO’s target total direct compensation and an average of 68 percent for the other named executives was at risk, directly aligning corporate, business unit and individual performance with the interests of shareholders.

2015 Compensation

The board of directors reviewed Pembina's 2015 performance, analysis and recommendations of the human resources and compensation committee, and approved the following decisions on executive pay.

Total direct compensation

The table below shows total direct compensation paid or granted to the named executives for 2015, compared to 2014. Total direct compensation includes earned base salary, short-term incentive awards, and the grant value of medium and long-term incentive awards. See below for a discussion of each component.

See pages 73-76 for a discussion of each named executive’s accomplishments this year.

Value of direct compensation received

	2014	2015[1]	Change	2015 amount at risk
Michael Dilger President and CEO	$3,002,500	3,513,269	17%	81.5%
Scott Burrows[2] Vice President, Finance and CFO	$685,554	1,092,515	59%	69.8%
Stuart Taylor Senior Vice President, NGL and Natural Gas Facilities	$1,295,121	1,497,540	16%	72.6%
Paul Murphy Senior Vice President, Pipeline and Crude Oil Facilities	$1,279,652	1,498,258	17%	72.5%
Robert Lock Vice President, Midstream - NGL	$965,666	1,019,873	6%	66.0%

1 See the summary compensation table on page 77 for information about how we calculate the value of RSUs, PSUs and options.

2 Mr. Burrows became Vice President, Finance and CFO on January 1, 2015 and received commensurate increases to compensation effective on that date. Compensation for 2015 reflects a full year of compensation commensurate with his new role.

Base salary

Base salaries are reviewed annually and set based on market conditions, individual performance, level of responsibility, retention and internal equity considerations.

The following table shows each named executive’s annual base salary at the end of the year. Mr. Dilger's salary increased because of his progression as CEO and Mr. Burrows' salary increased because of his appointment to Vice President, Finance and CFO effective January 1, 2015.

Pembina Pipeline Corporation • Management information circular	62

	2014	2015	Change
Michael Dilger President and CEO	$570,000	$675,000	18.4%
Scott Burrows Vice President, Finance and CFO	$250,000	$330,000	32%
Stuart Taylor Senior Vice President, NGL and Natural Gas Facilities	$375,000	$420,000	12%
Paul Murphy Senior Vice President, Pipeline and Crude Oil Facilities	$375,000	$420,000	12%
Robert Lock[1] Vice President, Midstream - NGL	$330,000	$350,000	6.1%

1 Mr. Lock's increase is reflective of the complexity of the business unit he operates.

Short-term incentive

Short-term incentive awards are granted based on our performance against annual corporate, business unit and individual objectives tied to our core strategy.

The award is calculated as a percentage of base salary. It can be as low as 0, and has a cap based on level. The target is market competitive and depends on the responsibility of the role.

	Potential short-term incentive award as a percentage of salary
	minimum	target	cap
Michael Dilger	0	85	170
Scott Burrows	0	60	120
Stuart Taylor	0	60	120
Paul Murphy	0	60	120
Robert Lock	0	40	80

We calculate each award by multiplying the named executive's short-term incentive target by their performance multiplier (different for each named executive and can range from 0 to 2).

Each performance multiplier is calculated based on performance against corporate, business unit and individual goals that are set at the beginning of each year, using the weightings shown in the formula below.

•	corporate performance objectives are tied to the core financial, safety and environment, and commercial and operational goals in our strategic plan. You will find a discussion of this year’s targets and results on page 65.
•	business unit and individual goals and multipliers are also tied to our strategy, but are not publicly disclosed for competitive reasons. You can read about each named executive’s business unit and individual performance this year starting on page 73.

Pembina Pipeline Corporation • Management information circular	63

Base salary	x	Short-term incentive target	x	Named executive's performance multiplier different for each executive - capped at 2.0	=	Short-term incentive award

			Corporate objectives	+	Business unit objectives	+	Individual objectives

Michael Dilger President and CEO			80%		-		20%
Scott Burrows Vice President, Finance & CFO			40%		30%		30%
Stuart Taylor Senior Vice President, NGL and Natural Gas Facilities			40%		40%		20%
Paul Murphy Senior Vice President, Pipeline and Crude Oil Facilities			40%		40%		20%
Robert Lock Vice President, Midstream - NGL			40%		30%		30%

The committee may use its judgment to adjust the performance multiplier up or down based on factors that are not captured in the formal measures. For example, a decision to complete a certain acquisition or business deal may have longer-term strategic benefits that are not captured in the short-term performance measures.

2015 short-term incentive award

The table below shows how we calculated each executive’s short-term incentive award for 2015.

	Base salary		Short-term incentive target		Named executive’s performance multiplier		Short-term incentive award
Michael Dilger President and CEO	$675,000	x	85%	x	1.45	=	830,790
Scott Burrows Vice President, Finance & CFO	$330,000	x	60%	x	1.52	=	300,476
Stuart Taylor Senior Vice President, NGL and Natural Gas Facilities	$420,000	x	60%	x	1.39	=	350,065
Paul Murphy Senior Vice President, Pipeline and Crude Oil Facilities	$420,000	x	60%	x	1.39	=	350,783
Robert Lock Vice President, Midstream - NGL	$350,000	x	40%	x	1.31	=	183,241

Pembina Pipeline Corporation • Management information circular	64

How we calculated the corporate performance multiplier

The 2015 corporate performance multiplier was based on our performance against financial, safety and environment, and business development and implementation measures. The multiplier for each measure, and the corporate performance multiplier, are each calculated out of a maximum of 2.

20% Safety and environment measures Performance multiplier 1.9 X 20% = 0.38	+	42% Financial measures Performance multiplier 0.99 X 42% = 0.41	+	15% Business development measures Performance multiplier 1.26 X 15% = 0.19	+	23% Project delivery measures Performance multiplier 1.65 X 23% = 0.38	=	2015 corporate performance multiplier 1.36

2015 Safety and environment measures – 20%

We know that maintaining the integrity of our energy infrastructure is integral to the health and safety of the communities in which we operate. While our deliberate focus on safe and reliable operations lessens the likelihood of incidents, it also reduces the cost of our operations over the long term and helps sustain our social licence to operate.

Our goal is to improve our safety and environment record year over year and always meet or exceed safety and environment industry standards.

How we measure safety and environment performance

We measure performance in five categories:

•	general (culture, training, follow up);
•	occupational and vehicle;
•	pipeline and vessel integrity;
•	environment; and
•	emergency preparedness.

•	The performance measures in each category change from year to year depending on our strategic priorities.
•	Results are tracked for each individual business unit, and for the company overall and weighted 75% business unit and 25% corporate (using the average of the business units).
•	Each of the business units is scored monthly in each category. All elements in the category must be met to achieve a point. Scoring is evaluated every month to track leading and lagging indicators against annual targets, trending at 12 month comparative ratios. Performance is categorized as Underperform (<60%), Perform (60% - 80%) and Outperform (>80%) based on the score for the year.

The results are discussed by the health, safety and environment committee, and compared to available industry benchmarks and other relevant considerations, including safety culture measures, certificates of recognition, audit improvement and incidents. The committee reviews this information, considers the previous year's multiplier and recommends a multiplier to the board.

How we performed in 2015:

•	All business units and the company as a whole outperformed, resulting in an overall score of 90% for the key 2015 metrics, compared to 83% for 2014. This year we also had zero employee lost time injuries, leading to 24 consecutive months of zero employee lost-time injuries.
•	The result was a performance multiplier of 1.9.

Pembina Pipeline Corporation • Management information circular	65

2015 Financial measures – 42%

Our financial measures are the same key performance indicators we use to measure our corporate performance, and are a strong measure of our financial performance (see pages 15-16 of our annual report).

Our goal is to exceed our EBITDA target.

How we measure financial performance:

•	The performance multiplier is equally weighted between results against target for each of the business units and for corporate, general and administrative (G&A, not including incentives).
•	Target is met if within +/- 8%, exceeded if greater than 8%, not met if less than 8%.
•	The board may adjust the performance multiplier up or down based on our adjusted cash flow per share from operating activities.

How we performed in 2015:

•	EBITDA[1] this year was slightly below our target however our adjusted cash flow per share from operating activities[1] at the end of the year was $2.53, which is significantly higher than our budget of $2.21.
•	Business unit results were aligned with the corporate results.
•	The result was a performance multiplier of 0.99.

2015 corporate financial performance	less than 8% below target (0-0.5)	target (1.0)	more than 8% above target (1.0-2.0)	actual results
Earnings before interest, taxes, depreciation and amortization (EBITDA) [1]	<$926.5	$1,007.1 million	>$1,087.7	$955 million
Adjusted cash flow per share[1]	-	$2.21	-	$2.53

1 See About non-GAAP and additional GAAP measures on page 89.

2015 Business development and project delivery measures – 38%

Our business development and project delivery measures track our efforts to bring projects to the point where we can begin development.

How we measure business development and project deliver performance:

•	The projects we track change from year to year depending on our strategic priorities.
•	In 2015, our focus was on projects that would increase our EBITDA per share over the medium-long term, in line with our business plan.
•	Not all projects are equally weighted when calculating the performance multipliers.

How we performed in 2015

Business development

•	This year we announced $600 million in new large-scale business development projects. There was a mix of business development initiatives and Pembina delivered on some, advanced on others, and continues to monitor the remaining projects.
•	Significant developments in 2015 include, among other things, agreements to expand the Vantage Pipeline, provide terminalling services for the North West Redwater Partnership, construct a new pipeline lateral in the Karr area, expand the Horizon Pipeline and construct, own and operate a new 100 MMcf/d shallow cut gas plant near the Fox Creek Terminal.
•	The result was a business development performance multiplier of 1.26.

Pembina Pipeline Corporation • Management information circular	66

Project delivery

•	We executed on a capital program compared to prior years ($1.891 billion compared to $1.383 billion in 2014), and projects were completed within 1% of budget.
•	We successfully and safely placed into service over $1.3 billion in new projects and advanced another $5.3 billion in growth projects.
•	The calculated project delivery performance multiplier was 1.42, however the board adjusted the performance multiplier up by 0.23 to acknowledge the positive outcomes of work in progress as well as very strong overall 2015 performance.
•	The result was a project delivery performance multiplier of 1.65 (our 2014 level).

Medium and long-term incentives

Our business involves major commercial ventures and strategies that are typically developed over three to five years. Medium and long-term incentives are a key part of how we attract high performing executives in a highly competitive sector and motivate them to stay. They are designed to promote a proprietary interest in Pembina, encourage sustainable contributions that are more likely to maximize shareholder value over a longer period of time. They focus management on operating and financial performance, long-term shareholder value and our strategic goals.

Medium and long-term incentives are granted based on each executive’s target total direct compensation as a percentage of base salary, and are set using competitive market data from our peer group. Total direct compensation is generally targeted at the 50th percentile of our peer group, but the board can use its judgment to set it at between the 25th and 75th percentile depending on the skill, competency and experience of the senior executive.

The table below summarizes our current medium and long-term incentive plans. You will find more information about the long-term incentive plans on page 85.

	Medium-term incentive: share unit plan	Long-term incentive: stock option plan
Purpose	Align compensation with the medium-term nature of some of our projects. Reward participants for growth in the medium-term financial performance of the company. Retention tool.	Align compensation with the longer-term nature of some of our projects. Reward participants for growth in the long-term trading price of our common shares. Retention tool.
Eligibility	Executive officers Employees	Executive officers Employees
Award	RSUs (not granted to directors after 2014) PSUs (not available to directors) RSUs and PSUs do not have voting rights and cannot be assigned or transferred.	Options to buy common shares (up to the limits listed on page 86) Options cannot be assigned or transferred.
Frequency	Granted every year	Granted every year Issued on one or more days during the year as specified at the time of the grant. Previous year's grants are not taken into account when considering new grants.
Term	Three years	Seven years
Dividends	RSUs and PSUs earn dividend equivalents every year in the form of dividend units.	None

Pembina Pipeline Corporation • Management information circular	67

	Medium-term incentive: share unit plan	Long-term incentive: stock option plan
Vesting

RSUs

All RSUs granted to executive officers and employees vest:

• 1/3 vest on December 31 of the year granted;

• 1/3 vest on December 31 of the second anniversary; and

• 1/3 vest on December 31 of the third anniversary.

All RSUs granted to directors vest at the end of three years.

PSUs

Vest when performance vesting conditions have been met at the end of three years. See below for details.

Options vest 1/3 per year over three years, starting on the first anniversary of the day they are issued.
Payout

Paid out in cash as soon as possible after vesting.

Each unit that vests (including dividend units) is worth the fair market value of one common share at the time of vesting, calculated using the weighted average trading price of our common shares on the TSX for the 20 trading days before the vesting date.

Each option that vests can be used to buy one Pembina common share. The exercise price will be at least the volume-weighted average trading price of our common shares on the TSX in the five days immediately before the options are issued.

The table below shows the medium and long-term incentives granted for 2015. Incentives were all granted at target, which is a percentage of base salary based on competitive data from our peer group.

			Medium and long-term			Allocation
	Base salary		incentive target		Medium and long-term	Medium-term incentive		Long-term incentive
	($)		(%)		incentive grant	RSUs[1]	PSUs[1]	Options[2]
Michael Dilger	$675,000	x	300%	=	$2,025,000	5,130	25,652	187,070
President and CEO						$202,500	$1,012,500	$810,000
Scott Burrows	330,000	x	140%	=	$462,000	3,512	5,853	21,340
Vice President, Finance and CFO						$138,600	$231,000	$92,400
Stuart Taylor	420,000	x	175%	=	$735,000	3,724	9,311	50,920
Senior Vice President, NGL and Natural Gas Facilities						$147,000	$367,500	$220,500
Paul Murphy	420,000	x	175%	=	$735,000	3,724	9,311	50,920
Senior Vice President, Pipeline and Crude Oil Facilities						$147,000	$367,500	$220,500
Robert Lock	350,000	x	140%	=	$490,000	3,724	6,207	22,630
Vice President, Midstream - NGL						$147,000	$245,000	$98,000

[1]	RSU and PSU values are estimated based on $39.47 per share (the volume-weighted average trading price of our common shares on the TSX for the last 20 trading days in 2014). The value shown for PSUs is their target value. It assumes 100% of the PSUs are paid out and that the performance multiplier is 1.0.

2 See the summary compensation table on page 77 for how we calculated the expected value of the stock options.

The table above shows the number of RSUs, PSUs and stock options granted, along with their expected value at payout, assuming the performance targets for the PSUs have been met.

We calculate the number of stock options granted by dividing the value of the stock option award (in the table above) by the Black Scholes value at the time of grant. See the summary compensation table on page 77 for the detailed calculation.

Pembina Pipeline Corporation • Management information circular	68

Performance vesting conditions for PSUs granted for 2015

Performance period: January 1, 2015 – December 31, 2017

PSUs vest depending on our performance over a three-year period against two key measures that are established at the beginning of each three year performance period and tied to our strategic objectives.

Defined performance levels are set and our performance against these targets give us ratings of either below threshold base case, met base case or exceeded base case. The board compares actual performance to the ratings and uses a linear analysis to determine the performance multiplier. On rare occasions the board may modify the formula driven multiplier if in its judgment the resulting multiplier is not consistent with corporate performance, however it cannot exceed two times.

The actual number of PSUs that vest in 2017 will depend on our performance against the following key measures. These were established at the beginning of the year, are tied to our strategic objectives, and are a strong measure of our financial performance.

Performance multiplier (0 to 2)	X	Number of PSUs granted	=	Final number of PSUs that vest

50% Total shareholder return vs the performance peer group for the performance period			+	50% Three-year trailing average EBITDA[1] per common share

Performance peer group:

• AltaGas Ltd.

• Canadian Utilities Limited

• Emera Inc.

• Enbridge Inc.

• Enbridge Income Fund

• Fortis Inc.

• Gibson Energy Inc.

• Inter Pipeline Ltd.

• Keyera Corp.

• TransCanada Corporation

• Valener Inc.

• Veresen Inc.

[1] See About non-GAAP and additional GAAP measures on
page 89.

We calculate total shareholder return for the performance period as:

•  the weighted average trading price of the security on the TSX for the last 20 trading days of the performance period, less

•  the weighted average trading price of the security on the TSX for the last 20 days just before the performance period, plus

•  all dividends or distributions paid during the performance period, divided by the weighted average trading price of the security on the same stock exchange for the last 20 trading days before the beginning of the performance period.

We calculate the three-year trailing average EBITDA per common share as the simple average of the EBITDA per common share for each of the three fiscal years included in the performance period.

Pembina Pipeline Corporation • Management information circular	69

Medium-term incentives vested in 2015 and paid out in 2016

Medium-term incentive grants vested in 2015 and paid out in 2016 include:

•	the final 1/3 of the RSUs granted for 2013;
•	the second 1/3 of the RSUs granted for 2014;
•	the first 1/3 of the RSUs granted for 2015;
•	the PSUs granted for 2013, all of which vested (the performance multiplier was 1.12 – the following page describes how we calculated it); and
•	the dividends the RSUs and PSUs earned to December 31, 2015.

		Vested in 2015
		RSUs	RSUs	RSUs	PSUs	Total paid out
		2013	2014	2015	2013	in 2016[1]
Michael H. Dilger President and CEO	Units Dividend units	5,580 970	5,526 655	1,710 104	23,911 4,157	$1,366,100
Scott Burrows Vice President, Finance and CFO	Units Dividend units	910 158	882 105	1,171 71	2,728 474	$204,500
Stuart Taylor Senior Vice President, NGL and Natural Gas Facilities	Units Dividend units	1,890 329	1,983 235	1,241 75	5,668 985	$392,310
Paul Murphy Senior Vice President, Pipeline and Crude Oil Facilities	Units Dividend units	1,890 329	1,983 235	1,241 75	5,668 985	$392,310
Robert Lock Vice President, Midstream - NGL	Units Dividend units	1,712 298	1,396 165	1,241 75	7,191 1,250	$426,080

[1]	Value of units and dividend units that vested December 31, 2015, calculated using $29.71 per share (the weighted average trading price of our common shares on the TSX for the 20 trading days ending December 31, 2015). Dividend units earned at $1.645 for 2013, $1.720 for 2014 and $1.800 for 2015.. PSU multiplier is 1.12 (see next page).

Pembina Pipeline Corporation • Management information circular	70

How we calculated the performance multiplier for the 2013 PSU award

PSUs granted: January 1, 2013

Performance period: January 1, 2013 – December 31, 2015

Total shareholder return vs the performance peer group for the performance period

• higher than median – 1 to 2x

• at median – 1x

• lower than median – 0 to 1x

Peer group performance

Top performance                  93.3% (A)

Median (see below)             12.9% (B)

Difference (B-A)                   80.4% (C)

Pembina performance       27.4% (D)

Pembina compared to peer
group median (D-B)             14.5% (E)

Performance multiplier
(E/C+1)                               1.18

(higher than median)

Three-year trailing average EBITDA[1] per common share

• above target case – 1 to 2x     >$2.75 - $2.95

• target case –1x                       $2.75

• below target case – 0 to 1x     >$2.55 - $2.75

• threshold – 0                          <$2.55

Pembina performance
(see below)                                 $2.76

Performance multiplier             1.05

(above target case)

x 50% weighting		x 50% weighting
0.59	+	0.52	=	1.12

Total shareholder return
AltaGas Ltd.
Canadian Utilities Limited
Emera Inc.
Enbridge Inc.
Enbridge Income Fund
Fortis Inc.
Inter Pipeline Ltd.
Keyera Corp.
TransCanada Corporation
Valener Inc.
Veresen Inc.
Gibson Energy Inc.
Peer group median	12.9%

1See About non-GAAP and additional GAAP measures on page 89.

We calculate total shareholder return for the performance period as:

•	the weighted average trading price of the security on the TSX for the last 20 trading days of the performance period, less
•	the weighted average trading price of the security on the TSX for the last 20 days just before the performance period, plus

•	all dividends or distributions paid during the performance period, divided by the weighted average trading price of the security on the same stock exchange for the last 20 trading days before the beginning of the performance period.

Pembina Pipeline Corporation • Management information circular	71

Compensation and share performance

The graph below is the change in a $100 investment in Pembina common shares over the past five years (trust units before our conversion to a corporate structure), assuming all distribution units are reinvested, compared to the same investment in the S&P/TSX Composite Index for the same period (assuming all dividends are reinvested). It also shows how the total annual compensation of our named executives has changed over the last five years.

The graph shows that Pembina has outperformed the broader Canadian equity market, as measured by the S&P/TSX Composite Index, while compensation has increased modestly (mostly in the form of variable long-term incentives).

Our cumulative total return for the five-year period ending December 31, 2015 was 81% percent compared to the index return of 12% percent. We have also demonstrated above median performance against our performance peer group in the past three years (see below for details).

Please note that the returns in the chart cannot be directly compared to total shareholder return shown on page 71, which is calculated over a different period of time (for the PSU three-year performance period).

Cumulative total return from January 1, 2011 to December 31, 2015

Pembina common shares and the S&P/TSX Composite Index

(Source: Bloomberg)

Total annual compensation includes salary, share-based awards, option-based awards, non-equity annual incentive plan awards, pension value and all other compensation – see the summary compensation table on page 77 for details.

Pembina Pipeline Corporation • Management information circular	72

Compensation review – Named executives

Michael (Mick) H. Dilger, President and CEO (effective January 1, 2014)

Responsible for ensuring Pembina meets its four corporate objectives:
• generating value by providing customers with cost-effective, reliable services;
• diversifying and integrating our asset base;
• implementing growth in a safe and environmentally responsible manner; and
• maintaining a strong balance sheet through prudent financial management.

Mr. Dilger joined Pembina in 2005 as Vice President, Business Development, was appointed COO in 2008 and promoted to President and COO in February 2012 (and as President and CEO effective January 1, 2014). Before Pembina he was a senior executive in various finance and business development positions in oil and gas and infrastructure organizations ranging from initial capitalization phase enterprises to the subsidiaries of multi-national corporations, including NOVA Corporation and TransCanada PipeLines. His expertise includes corporate and strategic development, acquisitions and divestitures as well as finance and business development.

He has been a chartered accountant since 1989 and holds a Bachelor of Commerce from the University of Calgary.

2015 Results

Mr. Dilger provided steadfast leadership through what was a very challenging year for the energy infrastructure sector.

Under his direction, Pembina announced approximately $600 million of new large scale projects in 2015, bringing our total secured capital projects to approximately $5.3 billion, including the first large-scale gas plant designed for the Duvernay. EBITDA was at another all-time high, at 3.8% percent higher than 2014. Adjusted cash flow per share exceeded the prior year by 6%. We also continued to demonstrate financial strength by raising approximately $2.3 billion in new equity and debt, including proceeds from our dividend reinvestment plan.

Operationally, we continued building our track record of safety, with eight quarters and over 4.3 million hours of work without an employee lost-time incident since the beginning of 2014. We also placed $1.3 billion of new assets into service in 2015 which were largely completed on time and on budget.

Pembina Pipeline Corporation • Management information circular	73

Scott Burrows, Vice President, Finance and Chief Financial Officer

Responsible for the control of Pembina’s financial, treasury, accounting, tax, investor relations, capital markets, corporate development and planning functions. In a highly visible and strategic role for the corporation, he is a trusted and highly valued advisor to the CEO to help drive the strategic growth agenda and ensure continued profitability and a strong capital structure.

Mr. Burrows was appointed Vice President, Finance and Chief Financial Officer on January 1, 2015. Before joining Pembina in November 2010, Mr. Burrows spent seven years in energy-focused investment banking where he provided advice related to mergers and acquisitions, dispositions, joint ventures and equity and debt financings. He has considerable experience in most aspects of the energy industry, including petroleum, natural gas and other product pipelines and related infrastructure facilities.

He has a Bachelor of Commerce from the University of British Columbia and is also a CFA Charterholder.

2015 Results

Mr. Burrows ensured our record capital program was adequately funded and that Pembina maintained a conservative balance sheet by raising $1.2 billion in medium-term notes, $395 million in preferred shares and $460 million in common equity, and by redeeming the remaining outstanding principal amount under our Series C and Series E convertible debentures. He also negotiated a new five year, $2 billion syndicated credit facility. Mr. Burrows was instrumental in new project development, introducing new corporate policies, procedures and a shareholder engagement program and focused our efforts on operating and capital cost efficiencies, advancing our cost savings goal of $225 million.

Pembina Pipeline Corporation • Management information circular	74

Paul Murphy, Senior Vice President, Pipelines and Crude Oil Facilities

Oversees the safe, reliable and responsible operation of Pembina’s Conventional Pipelines Unit (CBU), Oil Sands and Heavy Oil Business Unit (OBU) and the crude oil related segment of the Midstream Business Unit (MBU). He also oversees the Major Projects and Operating Services departments.

Mr. Murphy joined Pembina in February 2011 as Vice President, Conventional Pipelines and was appointed to his current role as Senior Vice President in September 2013. Before Pembina, he was Vice President of the NGL extraction business unit with Inter Pipeline Fund and held several management positions with major transportation and processing companies including TransCanada PipeLines, Westcoast Energy and Williams Energy.

He has a Bachelor of Science in Geology from the University of Calgary and is a member of APEGA.

2015 Results

The Conventional Pipelines business had another good year with EBITDA 31 percent higher than 2014. EBITDA for the Oilsands and Heavy Oil business was 13% higher than 2014 while EBITDA for the Crude Oil Midstream business was 13 percent lower than 2014. Total EBITDA for the three business units together was 29 percent higher than 2014.

Major Projects and Operating Services, together with business unit operations teams, successfully constructed, commissioned and put into service four major pipeline segments, 17 pump stations and 27 new or expanded receipt points, essentially on time and on budget, while maintaining Pembina’s zero employee lost-time incident record.

Stuart (Stu) Taylor, Senior Vice President, NGL & Natural Gas Facilities

Oversees two business units: NGL (NBU) and Gas Services (GBU). He is responsible for the overall development and delivery of Pembina’s HVP services, and for ensuring their shared value for both Pembina and our customers. He methodically reviews Pembina’s service offerings and opportunities along every step of the hydrocarbon value chain, from wellhead to market, to ensure Pembina’s continued success.

Mr. Taylor joined Pembina in 2009 as Vice President, Gas Services, and was appointed to his current role as Senior Vice President in September 2013. Before Pembina Mr. Taylor held various executive and management positions with energy companies in Calgary, including Talisman, VISTA, TransCanada PipeLines and NOVA Corporation.

He has a Bachelor of Science in Geology from the University of Calgary and is a member of APEGGA.

2015 Results

Gas Services EBITDA grew by approximately 35 percent over 2014. 260 MMcfd of new liquids extraction processing was put into service under budget and ahead of schedule, as well as the 32km Resthaven Gas Gathering Pipeline. The Gas Services business also expanded its geographical footprint into the liquids rich Duvernay play, sanctioning a 100 mmcfd C3+ gas processing plant (Duvernay 1), 10,000 bbld of field stabilization along with the required gathering and compression.

Even though North American energy markets were a challenge this year, the NGL Midstream business was the second largest contributor among the business units to our consolidated 2015 EBITDA. In response to strong WCSB customer demand, this year we saw the largest capital deployment in Pembina’s NGL Midstream history ($491MM), most notably ending with the mechanical completion of RFSII (anticipated to be on-stream 1Q2016) and major civil work completion for RFSIII (anticipated to be on-stream 3Q2017).

Pembina Pipeline Corporation • Management information circular	75

Robert Lock, Vice President, Midstream - NGL

Broadly responsible for all aspects of the commercial and physical operations for NGL Midstream, including operations, business development, engineering/project execution, pipeline product movement and financial planning/performance. He is also responsible for environmental, health, safety, operational compliance, and remediation and asset integrity performance of the business units.

Mr. Lock brings over 20 years of experience in natural gas, NGL operations and commerce. He was Vice President, NGL Supply and Extraction at Provident from 2006 until 2012, when Pembina acquired Provident. In that role, he was accountable for the Company’s NGL feedstock supply and operating performance.

He has a Bachelor of Science in Engineering from the University of Alberta and his Master of Business Administration from the University of Calgary.

2015 Results

Despite a challenging energy pricing environment, the NGL Midstream business was the second largest contributor to Pembina’s consolidated 2015 EBITDA, and met all volume throughput budgets despite the many challenges facing the sector in 2015.

Other accomplishments for Pembina’s NGL business in 2015 include:

•	a 30-year fee for service agreement with the North West Redwater Partnership;
•	a significant rail infrastructure expansion project at the Redwater fractionation facility (with partners);
•	mechanical completion of a second 73kbpd NGL fractionator (RFSII, expected to be in-service by the end of 1Q2016); and
•	progress on schedule on the construction of a third 55kpd NGL fractionator (RFSIII, expected to be in-service in 3Q2017).

Pembina Pipeline Corporation • Management information circular	76

Summary compensation table

The table below shows the value of all compensation paid to the named executives from 2013 to 2015.

Name and Position		Salary[6] ($)	Share-based awards[7] ($)	Option Based awards[8] ($)	Non-equity incentive plan compensation — Annual incentive plans[9] ($)	Pension value[10] ($)	All other compensation[11] ($)	Total compensation ($)
Michael Dilger	2015	657,500	1,214,966	810,013	830,790	264,754	51,925	3,829,948
President	2014	570,000	1,254,000	313,500	865,000	255,825	47,290	3,305,615
and CEO[1]	2013	445,833	1,147,521		540,000	101,022	41,019	2,275,395
Scott Burrows	2015	330,000	369,637	92,402	300,476	58,436	54,178	1,205,129
Vice President,	2014	245,000	206,306	50,008	184,240	12,693	40,170	738,417
Finance and CFO[2]	2013	216,666	154,023		100,000	11,250	23,020	504,959
Stuart Taylor	2015	412,500	514,491	220,484	350,065	144,658	68,403	1,710,601
Senior Vice President, NGL	2014	373,333	450,000	112,500	359,288	86,862	78,812	1,460,795
and Natural Gas Facilities[3]	2013	331,292	320,015		311,260	77,173	35,142	1,074,882
Paul Murphy	2015	412,500	514,491	220,484	350,783	99,784	39,675	1,637,717
Senior Vice President, Pipeline	2014	373,333	450,000	112,500	343,819	79,072	36,457	1,395,181
and Crude Oil Facilities[4]	2013	329,625	320,015		322,740	71,074	34,860	1,078,314
Robert Lock	2015	346,667	391,977	97,988	183,241	76,008	36,383	1,132,264
Vice President,	2014	323,533	326,728	79,205	236,200	58,675	35,217	1,059,558
Midstream - NGL[5]	2013	287,500	347,991		110,000	50,244	33,362	829,097
Total	2015	2,159,167	3,005,562	1,441,371	2,015,355	643,640	250,564	9,515,659

[1]	Mr. Dilger was appointed CEO on January 1, 2014. He was President and COO from February 15 2012 to December 31, 2013, and Vice President and COO before that. He has not received compensation as a director since his appointment to the board in January 2014.
[2]	Mr. Burrows was appointed Vice President, Finance and CFO on January 1, 2015. He was Vice President, Capital Markets from October 2013 to December 31, 2014 and Vice President, Corporate Development and Investor Relations before that.
[3]	Mr. Taylor was appointed Senior Vice President, NGL and Natural Gas Facilities on September 4, 2013.
[4]	Mr. Murphy was appointed Senior Vice President, Pipeline and Crude Oil Facilities on September 4, 2013.
[5]	Mr. Lock was appointed Vice President. Midstream in 2012, when Pembina acquired Provident. He was previously Vice President, NGL Supply and Extraction at Provident from 2006 to 2012.

6 Total base salary earned as of December 31, 2015 each year.

[7]	Share-based awards
The amount for 2015 represents the fair value of RSUs and PSUs granted to the named executives for 2015. We calculated the number of RSUs and PSUs granted by dividing the dollar amount granted by $39.47 per share (the weighted average trading price of our common shares on the TSX for the 20 trading days ending December 31, 2014).
The RSUs are scheduled to vest 1/3 per year, on December 31 of 2015, 2016 and 2017. The amount the named executives will receive in cash depends on the trading value of our common shares at the time of vesting.
The PSUs are scheduled to vest on December 31, 2017 as long as the performance vesting criteria have been met.
The value shown in the table for PSUs is their target value, assumes 100 percent of the PSUs are paid out and that the performance multiplier is 1.0. The number of PSUs that actually vests, and the payout the named executives actually receive, will depend on our performance against the performance vesting criteria and can range from 0 to 200%. If the performance criteria are not met and the board decides that no PSUs will vest, the payout could be $0.
Payouts of RSUs and PSUs are increased by the amount they earn in dividend equivalents (in the form of dividend units) whenever we pay dividends on our common shares. See page 67 for information about RSUs and PSUs.
[8]	Option based awards
Option value is calculated as a percentage of base salary (see page 68). The options granted on March 9, 2015 expire on March 8, 2022. We calculated the number of options granted using the Black-Scholes option pricing model to estimate a value of approximately $4.33 per option. The following key assumptions were used in the model.

Pembina Pipeline Corporation • Management information circular	77

Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price ($)
4.20	21.5	0.94	5	41.25

This approach is consistent with the majority of companies in our comparator group and is sensitive to the assumptions used. The figures may not be directly comparable across companies, but it is a consistent approach for compensation valuation purposes. It used a price of $41.25 per option, the volume-weighted average price of Pembina shares on the TSX for the five days before the grant date of March 9, 2015, to set the number of options for board approval. The exercise price of the options is $41.25, the volume-weighted average price of Pembina shares on the TSX on five days before the grant date of March 9, 2015.
[9]	Cash bonuses earned for the year, but paid in the following year.
[10]	Includes all compensation related to our pension plans. The amount include service costs and other compensatory items in the defined benefit plan, including plan changes and earnings that are different from the estimated earnings. See page 80 for information about our pension plans.
[11]	Includes a car allowance, parking and business club memberships. The 2014 amount for Mr. Taylor and the 2015 numbers for Mr. Burrows and Mr. Taylor included a payment for some unused vacation time. We have restated the 2013 and 2014 figures to remove dividend equivalents, as the grant date fair value amounts under Share-based awards already assume dividends have been reinvested.

Outstanding share-based and option-based awards

The table below shows all PSUs, RSUs and stock options outstanding at December 31, 2015.

	Option-based awards				Share-based awards
	Number of shares underlying unexercised options	Option exercise price ($)[3]	Option expiration date	Value of unexercised in-the-money options ($)[3]	Number of shares or units of shares that have not vested (#)		Market or payout value of share-based awards that have not vested ($)		Vested share- based awards ($)
Michael Dilger	90,090	$39.53	March 11, 2021	0	8,946 RSUs	[1]	269,722 RSUs	[1]	–
President and CEO	187,070	$41.25	March 8, 2022	0	45,545 PSUs	[2]	1,373,182 PSUs	[2]	–
	Total: 277,160				Total: 54,491		Total: 1,642,904		–
Scott Burrows	14,370	$39.53	March 11, 2021	0	3,223 RSUs	[1]	97,143 RSUs	[1]	–
Vice President, Finance & CFO	21,340	$41.25	March 8, 2022	0	9,026 PSUs	[2]	272,134 PSUs	[2]	–
	Total: 35,710				Total: 12,249		Total: 369,277		–
Stuart Taylor	32,330	$39.53	March 11, 2021	0	4,467 RSUs	[1]	134,680 RSUs	[1]	–
Senior Vice President, NGL and Natural Gas Facilities	50,920	$41.25	March 8, 2022	0	16,449 PSUs	[2]	495,937 PSUs	[2]	–
	Total: 83,250				Total: 20,916		Total: 630,617		–
Paul Murphy	32,330	$39.53	March 11, 2021	0	4,467 RSUs	[1]	134,680 RSUs	[1]	–
Senior Vice President, Pipeline and Crude Oil Facilities	50,920	$41.25	March 8, 2022	0	16,449 PSUs	[2]	495,937 PSUs	[2]	–
	Total: 83,250				Total: 20,916		Total: 630,617		–
Robert Lock	22,760	$39.53	March 11, 2021	0	3,880RSUs	[1]	116,982 RSUs	[1]	–
Vice President, Midstream - NGL	22,630	$41.25	March 8, 2022	0	11,232 PSUs	[2]	338,645 PSUs	[2]	–
	Total: 45,390				Total: 15,112		Total: 455,627		–

[1]	Includes:
•	1/3 of the RSUs granted for 2014 and scheduled to vest and payout on December 31, 2016, and
•	2/3 of the RSUs granted for 2015 and scheduled to vest and payout: 1/3 on December 31, 2016 and 1/3 on December 31, 2017.

Estimated at $30.15 per share (the closing price of our common shares on the TSX on December 31, 2015).

[2]	Includes (as long as the performance vesting criteria have been met):
•	PSUs granted for 2014 that are scheduled to vest on December 31, 2016; and
•	PSUs granted for 2015 that are scheduled to vest on December 31, 2017.
Estimated at $30.15 per share (the closing price of our common shares on the TSX on December 31, 2015). Assumes that 100% of the PSUs are paid out and that the performance multiplier is 1.0. See page 71 for information about the performance multiplier.
[3]	Option value of the 2014 grant is estimated at $30.15 per share (the closing price of our common shares on the TSX on December 31, 2015) less the stock option grant price of $39.53 per share x the number of outstanding options ($41.25 for the 2015 grant).

Pembina Pipeline Corporation • Management information circular	78

Value vested or earned during the year on short, medium and long-term incentives

The table below shows the value of options, RSUs and PSUs that vested in 2015, as well as the cash bonuses (non-equity incentive) earned for 2015.

	Option-based awards – value vested during the year ($)	Share-based awards — value vested during the year[1] ($)	Non-equity incentive plan compensation — value earned during the year[2] ($)
Michael Dilger	0	1,366,097	830,790
President and CEO
Scott Burrows	0	204,494	300,476
Vice President, Finance & CFO
Stuart Taylor	0	392,290	350,065
Senior Vice President, NGL and Natural Gas Facilities
Paul Murphy	0	392,290	350,783
Senior Vice President, Pipeline and Crude Oil Facilities
Robert Lock	0	426,070	183,241
Vice President, Midstream - NGL

[1]	Share-based awards include payouts of RSUs and PSUs that vested on December 31, 2015, along with the dividend units they earned to December 31, 2015:

•  the final 1/3 of the RSUs granted for 2013;

•  the second 1/3 of the RSUs granted for 2014;

•  the first 1/3 of the RSUs granted for 2015; and

•  all of the PSUs granted for 2013, calculated using a performance multiplier of 1.12 (see page 71).

   Dividends were paid each year as follows: 2013: $1.645; 2014: $1.720; 2015: $1.800

[2]	Cash bonuses for 2015, which were paid in 2016.

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Pension plan benefits

All full time employees are enrolled in the Pembina Pension Plan (the pension plan), which is registered under the Income Tax Act (Canada) and the Employment Pension Plans Act (Alberta). The Income Tax Act (Canada) limits the amounts that can be contributed and paid out under the plan. We also offer a supplementary retirement plan. You can find more information about these plans in Note 21 to our 2015 audited consolidated financial statements on our website (www.pembina.com).

Pension plan

The pension plan includes a defined contribution plan and a defined benefit plan. Eligibility and contribution levels are based on a point system calculated by adding the participant's age and the number of years of service with Pembina on January 1 of the calendar year:

•	under 50 points – employees are enrolled in the defined contribution plan;
•	50 points or more – employees are enrolled in the defined benefit plan; and
•	all executives are enrolled in the defined benefit plan.

Early retirement starts at age 55 and normal retirement is the first day of the month on or after the employee turns 65.

Defined contribution plan

This plan is designed to satisfy retirement planning objectives of early and mid-career employees. Employees are not allowed to contribute to the defined contribution plan, and employees choose how they want to invest the money.

We contribute to the defined contribution plan as follows:

•	5 percent of the employee's base earnings semi-monthly for employees with less than 40 points; and
•	10 percent of the employee's base earnings semi-monthly for employees with between 40 and 50 points.

Defined benefit plan

Employees are not allowed to contribute to the defined benefit plan. The basic benefit is 1.4 percent of the employee’s highest three year average base salary in the final 120 months of employment. If the employee retires early, the pension benefit is reduced by 0.25 percent for each month before the employee turns 62.

Liabilities under the defined benefit plan are secured by assets that are segregated from our general assets and held in trust.

Supplementary retirement plan

Employees can also earn supplementary benefits under our supplementary retirement plan. This plan is designed to provide benefits to employees beyond the limitations imposed by the Income Tax Act (Canada). The supplementary plan pays benefits for 120 months.

The total benefit under both the defined benefit and supplementary retirement plans cannot be more than 1.4 percent of the employee’s highest three year average base salary in the final 120 months of employment, multiplied by his or her defined benefit pensionable service.

Liabilities under the supplementary plan are unsecured.

Pembina Pipeline Corporation • Management information circular	80

Annual pension benefits payable

The table below shows the total estimated annual benefits payable to each named executive under the defined benefit and supplementary retirement plans, and the present value of our accrued obligation.

	Years of	Annual benefits payable ($)		Defined benefit obligation at	Compensatory	Non- compensatory	Defined benefit obligation at
	credited service	At year end	At age 65	start of 2015 ($)	change ($)	change[2] ($)	end of 2015 ($)
Michael Dilger President and CEO	10.8333	84,596	212,482	1,205,751	264,754	61,588	1,532,093
Scott Burrows[1] Vice President, Finance & CFO	1.0000	3,862	146,424	01	58,436	3,566	62,002
Stuart Taylor Senior Vice President, NGL and Natural Gas Facilities	6.50000	34,758	102,953	442,045	144,658	26,788	613,491
Paul Murphy Senior Vice President, Pipeline and Crude Oil Facilities	4.8333	25,160	80,850	306,004	99,784	27,211	432,999
Robert Lock Vice President, Midstream - NGL	3.7500	16,756	107,178	187,758	76,008	8,893	272,659

[1]	Mr. Burrows became eligible for the defined benefit pension plan on January 1, 2015.
[2]	The non-compensatory change is the increase or decrease in our accrued obligation for reasons not related to the compensatory change. It includes interest on accrued obligations at December 31, 2015 and changes to mortality rate tables and discount rates.

Pembina Pipeline Corporation • Management information circular	81

Termination and change of control

The table below shows the payments we will make to the named executives and other senior officers when employment is terminated or there is a change of control of Pembina, as specified in their employment agreements.

	Cash payment	Share unit plan	Stock option plan
Retirement • 65 or older, or • 55 or older with at least three years of service, when age plus years of service is 65 or more, and • in either case, the board approves	• none	• grants made during the retirement year are prorated to the retirement date • unvested RSUs and PSUs vest as though the executive is still employed with the company	• vested options and options that become vested can be exercised within two years from the last day of active employment or until the option expires (whichever is earlier)
Disability	• none	• unvested RSUs and PSUs vest as though the executive is still employed with the company	• unvested options expire immediately • vested options can be exercised within 90 days of notice of termination or last day of active employment (whichever is later)
Resignation	• none	• unvested RSUs and PSUs are forfeited and cancelled	• unvested options expire immediately • vested options can be exercised within 90 days of notice of termination or last day of active employment (whichever is later)
Death	• none	• all unvested RSUs and PSUs vest as of the last day of work and the board determines the performance multiplier for PSUs unless specified otherwise in the grant agreement	• unvested options expire immediately • vested options can be exercised within 90 days of notice of termination or last day of active employment (whichever is later)
Constructive dismissal	• retiring allowance (see below)	• same as retirement	• same as retirement

Termination without cause	• retiring allowance (see below)	• same as retirement	• same as retirement

Termination with cause	• none	• same as resignation	• options expire immediately
Change of control [1]	• none

• unvested RSUs and PSUs become fully vested and are paid out on the effective date of the change of control (or as soon as possible after), including all dividend units

• the board determines the performance multiplier for the PSUs before the effective date of the change of control, or the performance multiplier will be at target level

• option holders are granted the number of securities of the successor issuer they would have received if their options to buy shares had been exercised immediately before the transaction, except in certain circumstances[2]

Pembina Pipeline Corporation • Management information circular	82

[1]	If the CEO and CFO are offered continued employment on comparable terms, RSUs and PSUs granted will not vest or be paid out and will continue to vest according to their terms, in respect of the successor issuer.
[2]	The exceptions are:
•	the transaction does not provide for substitution or replacement of Pembina's common shares;
•	the board (acting reasonably) determines that substituting or replacing Pembina's shares is not practical to implement or would result in adverse tax consequences for option holders; and
•	the replacement securities are not (or will not be) listed and posted on a recognized stock exchange.
In these cases, outstanding options will fully vest and can be exercised before the transaction is completed. Unexercised options will be forfeited and cancelled without compensation subject to the board's discretion.

Retiring allowances

We grant cash payments called retiring allowances for:

•	termination without cause;
•	constructive dismissal (within 180 days of a fundamental change in employment); and
•	failure to provide a comparable position and duties and same or comparable compensation and benefits after a change of control (within 180 days of the effective date of the transaction).

These are defined in the employment agreements. Under these circumstances, executives are entitled to receive a cash payment equal to:

•	the notice period specified in the executive's contract (two years for all named executives)

multiplied by

•	the sum of the executive's:
•	salary for the current year;
•	another 20 percent of current salary (in lieu of employment benefits and certain other payments); and
•	the simple average of annual short-term incentive award for the past three years.

The named executives can choose to receive the full amount in a lump sum within 30 days of their termination date, or in two equal payments over two years. Payments will not be reduced by any amounts the executive earns after leaving.

Our retiring allowances include standard confidentiality provisions, effective for two years, and non-competition provisions for varying time periods. As a condition of payment, the executive releases us from any further obligation or liability and also agrees to maintain their share ownership requirements for one year.

How we define change of control

The definition of change of control is different for the executive employment agreements, the share unit plan and the stock option plan.

Executive employment agreements

One of the following:

•	acquisition of 50% or more of our issued and outstanding voting securities;
•	sale of more than 50% of our net assets;
•	an acquisition requiring shareholder approval;
•	dissolution, liquidation or winding-up of the company;
•	change in the composition of our board following a contested election of directors or a meeting of our shareholders with an item of business related to director election or another transaction, when the directors before the event no longer constitute a majority of directors after the event; and
•	another comparable event, as determined by the board.

Share unit plan

One of the following:

•	acquisition of 50% or more of our issued and outstanding voting securities;
•	sale of more than 50% of our net assets;
•	dissolution, liquidation or winding-up of the company;
•	an acquisition requiring shareholder approval;
•	the majority of directors step down from the board; and
•	another comparable event, as determined by the board.

Note that change of control payments under the share unit plan are subject to a “double trigger” for the CEO, Senior Vice Presidents and CFO, which means it only applies to them as long as they are not offered continued employment on comparable terms.

Pembina Pipeline Corporation • Management information circular	83

Stock option plan

One of the following:

•	completion of a merger, amalgamation or an arrangement;
•	sale of all or substantially all of our assets and undertakings; and
•	become subject to a takeover bid or another comparable transaction.

Estimated payments

The following table shows the estimated incremental payments that would have been paid to each of the named executives if they had been terminated on December 31, 2015 (with and without a change of control):

				Share unit plan payments[5]		Option plan payments[6]		Totals
				($)		($)		($)
Name	Salary[1] ($)	Annual incentive bonus[2] ($)	Benefits and perquisites ($)	Termination without cause/ constructive dismissal[3,4]	Change of control and termination[4,5]	Termination without cause/ constructive dismissal[6]	Change of control and termination[6]	Termination without cause / constructive dismissal	Change of control and termination
Michael Dilger President and CEO	1,350,000	1,490,527	270,000	1,642,904	1,642,904	0	0	4,753,431	4,753,431
Scott Burrows Vice President, Finance & CFO	660,000	449,277	132,000	369,277	369,277	0	0	1,610,554	1,610,554
Stuart Taylor Senior Vice President, NGL and Natural Gas Facilities	840,000	680,409	168,000	630,617	630,617	0	0	2,319,026	2,319,026
Paul Murphy Senior Vice President, Pipeline and Crude Oil Facilities	840,000	678,228	168,000	630,617	630,617	0	0	2,316,845	2,316,845
Robert Lock Vice President, Midstream - NGL	700,000	432,923	140,000	455,627	455,627	0	0	1,728,550	1,728,550

[1]	2015 base salary x notice period (see page 83).
[2]	Notice period x average of the annual incentive bonuses earned for 2013, 2014 and 2015.
[3]	On a termination without cause, or constructive dismissal, RSUs and PSUs continue to vest as though the individual were still employed with Pembina, so these amounts are not immediately payable.
[4]	Estimated at $30.15 per share (the closing price of our common shares on the TSX on December 31, 2015).
[5]	Amounts under the share unit plan are payable following a change of control only if the CEO, Senior Vice Presidents and CFO are not offered continued employment on comparable terms. See page 82 for more information.
[6]	Option value is estimated at $30.15 per share (the closing price of our common shares on the TSX on December 31, 2015) less the stock option grant price of $39.53 for the 2014 grant and $41.25 for the 2015 grant per share x the number of outstanding options.

Pembina Pipeline Corporation • Management information circular	84

Information about the long-term incentive plans

Securities authorized for issue under equity compensation plans

Authorized for issue from treasury under our long-term incentive plans at the end of 2015

•	Dilution of issued options as a percentage of common shares outstanding as of December 31, 2015: 3.3%
•	2015 grants as a percentage of common shares outstanding: 0.3% (2014: 2.0%)

	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1] (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	10,005,600	$40.98	12,089,802
Total	10,005,600	$40.98	12,089,802

1 9,767,710 shares issuable for options granted under the 2011 stock option plan (as amended in 2015) with a weighted average exercise price of $41.52, and 237,890 shares issuable for the fund option plan, which was closed in 2010 (see page 88), with a weighted average exercise price of $18.83.

Share unit plan

Introduced in 2010

Plan administration

The share unit plan is administered by our board.

Pembina grants awards based on rules and decisions made by the board, including:

•  whether awards should be granted;

•  when awards will be granted;

•  who will receive awards;

•  grant dates, performance and vesting periods;

•  the fair market value of common shares;

•  how the number of RSUs and PSUs granted will be determined;

•  time, performance and other vesting conditions (including multipliers);

•  setting, changing and rescinding plan and grant agreements, regulations and terms;

•  interpreting the plan and any related grant agreements; and

•  all other decisions needed to administer the plan.

The board can delegate its administrative duties to a committee, its members or our executive officers, or to agents or third-party administrators, if allowed by law and the board's mandate and subject to the plan's rules and other restrictions.

Changing the plan

The board can make changes to the plan without shareholder approval, but grant holders must consent to any changes that could affect them negatively.

At any time, the board may decide to:

•  accelerate vesting related to all or a percentage of the RSUs or PSUs attached to an award;

•  waive any term or condition attached to an award; and

•  decide that a term or condition attached to an award has been satisfied before a change of control event occurred.

It may also decide that payment and settlement will happen immediately, or be effective immediately before (and conditional upon) the effective date of a change of control.

The board can also make changes to prevent dilution or enlargement of rights granted under the share unit plan as the result of a change of control event that affects our common shares.

Plan changes may also need to be approved by applicable regulators.

Pembina Pipeline Corporation • Management information circular	85

Closing the plan	The board can suspend or terminate the plan at any time.
Change of control	See Termination and change of control on page 82.

Stock option plan

Introduced in 2011 and amended in 2015

Plan administration	The stock option plan is administered by our board. Pembina grants awards based on rules and decisions made by the board, including when options are granted, when they vest and when they expire.
Eligibility	All employees
Award	Options to buy common shares Options cannot be assigned or transferred
Shares reserved and available

23,000,000 common shares (7,000,000 under the original 2011 plan, plus an additional 9,000,000 in 2014 plus an additional 7,000,000 in 2015) have been reserved for issue under the plan (4.7% of currently issued and outstanding common shares as at the date hereof). We have issued 12,040,066 common shares for option exercises under the plan since its inception in 2011, and therefore there are 10,959,934 common shares remaining for future issuance.

Shares reserved for options that are cancelled or expire are immediately re-reserved for the plan and available to issue in the future.

Shares issuable and outstanding Also see Note 22 to our audited consolidated financial statements for the year ended December 31, 2015

As at March 23, 2016 there were 12,252,238 common shares issuable on the exercise of outstanding options granted under the stock option plan:

•  exercise prices: from $25.28 to $52.01

•  average weighted exercise price: $39.91

•  expiration dates: from August 2, 2018 to March 7, 2023

In addition, as at March 19, 2015, there were 305,644 common shares issuable on the exercise of outstanding options granted under the fund option plan (see page 88). Common shares issuable under the fund option plan represent approximately 0.09% of our total issued and outstanding common shares as at March 19, 2015.

Granting and issuing stock options

The board will grant options once a year, to be issued on one or more days during the year as specified at the time of the grant. The exercise price will be the volume-weighted average trading price of our common shares on the TSX in the five business days immediately before the issue date.

Vesting, expiry and payout

Vesting and expiry are determined by the board, but the expiry date cannot be more than seven years after the date the options were granted.

Historically, the board has granted options with a seven year term that vest over three years, beginning one year after the grant date.

Expiry can be extended by 10 business days if the options expire on or within 10 days of a trading blackout.

Each option that vests can be used to buy one Pembina common share. The price will be at least the volume-weighted average trading price of our common shares on the TSX in the five days immediately before the options are issued.

Financial assistance	The plan does not provide financial assistance to help participants exercise their options.

Pembina Pipeline Corporation • Management information circular	86

Cashless exercise

If the board approves, a participant may receive common shares with a market value equal to the in-the-money value of an option at the time it is exercised. In that case, the number of common shares issued to the participant, and not the number of underlying common share reserved for issue under the option will be deducted from the plan.

Termination and change of control

For all termination except termination for cause (subject to terms set out in a board resolution granting options, in the certificate evidencing the options, or in an employment agreement):

•  unvested options expire immediately; and

•  vested options can be exercised within 90 days of notice of termination or last day of active employment (whichever is later).

For termination for cause:

•  unvested options expire immediately; and

•  vested options are forfeited.

On change of control:

•  Option holders are granted the number of securities of the new issuer they would have received if their options to buy shares had been exercised immediately before the transaction, except when:

•  the transaction does not provide for substitution or replacement of Pembina's common shares;

•  the board (acting reasonably) determines that a substitution or replacement of Pembina's shares isn't practicable or that it would result in adverse tax consequences for option holders; or

•  the replacement securities are not (or won't be) listed and posted on a recognized stock exchange.

In these cases, outstanding options will fully vest and can be exercised before the transaction is completed. Unexercised options will be forfeited and cancelled without compensation subject to the board’s discretion.

A change of control is defined as one of the following:

•  completion of a merger, amalgamation or an arrangement; or

•  sale of all or substantially all of our assets and undertakings become subject to a takeover bid or another comparable transaction

Limits

Any one individual: 5% of the (non-diluted) issued and outstanding common shares (or 377,056,210 common shares as at March 23, 2016) at the grant date, less the aggregate number of common shares reserved for that individual under any other equity-based compensation arrangement.

All insiders (as a group): 10% of the (non-diluted) issued and outstanding common shares at the grant date, less the total number of common shares reserved for insiders under any other equity-based compensation arrangement.

Single year limit:

Individual insiders: same as individual limit, but excluding shares issued to the insider under the stock option plan or any other equity-based compensation arrangement in the preceding one-year period.

All insiders (as a group): same as insider group limit, but excluding shares issued to insiders as a whole under the stock option plan or any other equity-based compensation arrangement in the preceding one-year period.

Note: Because insiders are currently expected to participate in our share unit plan and would not be eligible to participate in the stock option plan, we do not expect to issue options to insiders under this plan.

Changing the plan

The board can make changes to the plan without shareholder approval, but option holders must consent to any changes that could affect them negatively.

The following changes require approval of a majority of shareholders:

•  increasing the number (or percentage) of shares that can be issued through the plan;

•  making a change that will reduce the exercise price of an outstanding option
(including by cancelling and reissuing the option);

•  extending the expiry date of an option (except to avoid a trading blackout period);

•  adding new types of eligible participants;

•  changing the plan to let participants transfer or assign options (other than to a family member, an entity controlled by the participant or their family member, a charity or for estate planning and settlement purposes), unless the changes are due to a change of control or to prevent dilution; and

•  making changes to types of changes that can be made to the plan.

Plan changes may also need to be approved by applicable stock exchanges.

Pembina Pipeline Corporation • Management information circular	87

Anti-dilution provisions	The plan includes standard provisions to prevent dilution if there is a change in our capital structure.
Closing the plan	The board can suspend or terminate the plan at any time.

Fund option plan

This plan was closed in 2010

Plan administration	The fund option plan is administered by our board.
Eligibility	Directors, officers and employees were eligible to receive options under the plan.
Award	Options to buy Pembina common shares No options have been granted under this plan since September 2010
Shares issuable and outstanding

As at March 23, 2016, there were 237,190 common shares issuable on the exercise of outstanding options granted under the plan:

•  exercise prices: from $14.91 to $19.17

•  average weighted exercise price: $18.83

•  expiration dates: from March 30, 2015 to September 14, 2017

The options cannot be assigned or transferred.

Vesting

Options have a seven-year term that vest over three years, beginning one year after the grant date.

Expiry can be extended by 10 business days if the options expire on or within 10 days of a trading blackout.

Payout

Each option that vests can be used to buy one common share. The price will be at least the volume-weighted average trading price of our common shares on the TSX in the five days immediately before the options were approved.

Changing the plan

The board can make changes to the plan without shareholder approval, but option holders must consent to any changes that could affect them negatively. All changes must receive prior approval from the TSX.

It can make the following changes without shareholder approval:

•  housekeeping changes;

•  correcting a clerical or typographical error or an inconsistency with our declaration of trust;

•  changing the timing and terms of vesting of options granted under the plan;

•  terminating provisions of an option granted under the plan as long as the change does not extended the option's expiry date;

•  avoiding inconsistency with, or changing provisions to ensure that, an option holder is not subject to unfavourable treatment under the Income Tax Act or other tax laws;

•  adding a cashless exercise feature, payable in cash or securities, that provides for a full deduction of the number of underlying common shares from the number reserved for issuance under the plan; and

•  other matters that the TSX may approve from time to time.

Anti-dilution provisions	The plan includes standard provisions to prevent dilution if there is a change in our capital structure.
Financial assistance	The plan does not provide financial assistance to help participants exercise their options.

Pembina Pipeline Corporation • Management information circular	88

6. Other information

Interest in the business of the meeting

To the best of our knowledge, none of the following people has a material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the meeting (other than the election of directors):

•	anyone who has been a director or executive officer of Pembina at any time since the beginning of January 1, 2015;
•	any of the nominated directors; and
•	any of their associates or affiliates.

Interest in material transactions

To the best of our knowledge, none of the following people has a material interest, direct or indirect, in any transaction since January 1, 2015 or in any proposed transaction that has materially affected or will materially affect the company or any of our subsidiaries:

•	anyone who beneficially owns or exercises control or direction over 10 percent or more of our common shares;
•	any of the nominated directors; and
•	any of their associates or affiliates.

Indebtedness to the company

None of the following people is currently indebted to the company or any of its subsidiaries, or has been at any time since January 1, 2015:

•	any current or former director or executive officer of Pembina;
•	any of the nominees for director; and
•	any of their associates or affiliates.

About non-GAAP and additional GAAP measures

We use several supplementary measures to evaluate the performance of our company and our business because we believe they give us a better understanding of our results from operations, leverage, liquidity and financial positions.

These are considered supplementary because they are not defined by General Accepted Accounting Principles (GAAP) and do not have a standard meaning, so they may not be comparable to similar measures presented by other issuers. Readers should not use them as an alternative to GAAP measures when assessing our performance. For more information about financial measures that are not defined by GAAP, including reconciliations to the closest comparable GAAP measure, see Non-GAAP and Additional GAAP Measures in our MD&A for the year ended December 31, 2015. You can find our MD&A on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Earnings before interest, taxes, depreciation and amortization (EBITDA)

EBITDA is a non-GAAP measure. It is calculated as results from operating activities plus share of profit or loss from equity accounted investees (before tax, depreciation and amortization) plus depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. Excluding unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact. We believe EBITDA provides useful information to investors because it is an important indicator of our ability to generate liquidity through cash flow from operating activities. Investors and analysts also use EBITDA to assess financial performance and value issuers, including calculating financial and leverage ratios. We use EBITDA to set objectives and as a key indicator of our success.

Pembina Pipeline Corporation • Management information circular	89

Adjusted cash flow from operating activities

Adjusted cash flow from operating activities is a non-GAAP measure. It is calculated as cash flow from operating activities plus the change in non-cash operating working capital, adjusting for current tax and share-based payment expenses, and less preferred share dividends declared. Preferred share dividends are excluded because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based payment expense because this allows us to better assess our interest obligations, dividend payments and other commitments. We believe adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. We use adjusted cash flow from operating activities to set objectives and as a key indicator of our ability to meet our obligations.

Operating margin

Operating margin is an additional GAAP measure. It is calculated as gross profit before depreciation and amortization included in operations and unrealized gain or loss on commodity-related derivative financial instruments. We believe operating margin provides useful information to investors for assessing the financial performance of our operations. Management uses operating margin in setting objectives and views it as a key indicator of our success.

Pembina Pipeline Corporation • Management information circular	90

Appendix A

Summary of amended and restated shareholder rights plan agreement

Please see "Business of the Meeting – 4. Approve our Shareholder Rights Plan" in the circular to which this Appendix is attached for a discussion of the shareholder rights plan of Pembina proposed to be amended pursuant to the Amended and Restated Shareholder Rights Plan Agreement to be dated as of May 12, 2016 between Pembina and Computershare, as rights agent, (referred to herein as the "Rights Plan"), provided requisite shareholder approval is obtained at the meeting, and the reasons for the board recommending its continuation.

Capitalized terms used but not specifically defined in this Appendix shall have the meanings ascribed to such terms in the circular to which this Appendix is attached.

The following summary of the Rights Plan, as proposed to be amended, is qualified in its entirety by reference to the complete text of the Rights Plan, which shall govern in the event of any conflict between the provisions thereof and this summary. A shareholder may obtain a copy of the Rights Plan by contacting the Corporate Secretary of Pembina at 4000, 585 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1, telephone 403.231.7500.

Definitions

"Convertible Securities" means, at any time, any securities issued by Pembina from time to time (other than the Rights) carrying any exercise, conversion or exchange right pursuant to which the holder thereof may acquire Common Shares or other securities which are convertible into or exercisable or exchangeable for Common Shares.

"Common Shares" means the common shares of Pembina.

"Independent Shareholders" means holders of Common Shares, excluding:

(a) any Acquiring Person (as described below);

(b) any Offeror (as defined below);

(c) any affiliate or associate of such Acquiring Person or Offeror;

(d) any person acting jointly or in concert with such Acquiring Person or Offeror; or

(e) any person who is a trustee of any employee benefit plan, Common Share purchase plan, deferred profit sharing plan or any similar plan or trust for the benefit of employees of Pembina or a subsidiary of Pembina, unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted or direct whether the Common Shares are to be tendered to a Take-over Bid.

Pembina Pipeline Corporation • Management information circular	91

"Offer to Acquire" includes:

(a) an offer to purchase, or a solicitation of an offer to sell, Common Shares; and

(b) an acceptance of an offer to sell common shares, whether or not such offer to sell has been solicited;

or any combination thereof, and the person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the person that made the offer to sell.

"Offeror" shall mean any person that is making or has announced a current intention to make a Take-over Bid.

"MI 62-104" means Multilateral Instrument 62-104, Take-Over Bids and Issuer Bids adopted by certain of the Canadian securities regulatory authorities, as it may be amended from time to time and including any successor instrument thereto (including, without limitation, National Instrument 62-104, Take-Over Bids and Issuer Bids proposed to come into force on or about May 9, 2016).

"Shareholder" means a holder of Common Shares.

"Take-over Bid" means an Offer to Acquire Common Shares or securities convertible into Common Shares, where the Common Shares subject to the Offer to Acquire, together with the Common Shares into which the securities subject to the Offer to Acquire are convertible, and the Offeror's securities, constitute in the aggregate 20% or more of the outstanding Common Shares at the date of the Offer to Acquire.

Term

If approved at the meeting, the Rights Plan will be continue in effect, as amended, following the meeting and (subject to earlier termination in accordance with its terms) will remain in effect until the "Expiration Time", which, pursuant to the Rights Plan, is defined as the earliest of: (i) the "Termination Time", generally being the date on which rights are redeemed due to operation of the Rights Plan; and (ii) the termination of the annual meeting of Shareholders in the year 2019, unless the Rights Plan is reconfirmed and ratified by resolution of the holders of Common Shares at the 2019 annual meeting of Shareholders, and at every third annual meeting of the Shareholders thereafter (each, a "Reconfirmation Meeting"). If the continued existence of the Rights Plan is ratified at each such Reconfirmation Meeting by resolution passed by a majority of votes cast by (i) Independent Shareholders; and (ii) if required by the rules and regulations of any stock exchange on which the Common Shares are then listed, all holders of Common Shares, who vote in respect thereof in accordance with Section 5.19 of the Rights Plan, then "Expiration Time" shall mean the earlier of the Termination Time and the termination of a Reconfirmation Meeting at which the Rights Plan is not reconfirmed or presented for reconfirmation.

Issue of Rights

One right (a "Right") was issued by Pembina in respect of each Common Share that was outstanding immediately after Pembina's conversion to a corporate entity on October 1, 2010 and each additional Common Shares issued thereafter. One Right will also be issued for each additional Common Share issued after the meeting and prior to the earlier of the Separation Time (as described below) and the time at which the Rights expire and terminate.

The issuance of the Rights is not dilutive and does not affect reported earnings or cash flow per Common Share unless the Rights separate from the underlying Common Shares in connection with which they were issued and become exercisable or are exercised.

The issuance of the Rights also does not change the manner in which Shareholders currently trade their Common Shares, and is not intended to interfere with Pembina's ability to undertake equity offerings in the future.

Separation Time / Ability to Exercise Rights

The Rights are not exercisable, and are not separable from the Common Shares in connection with which they were issued, until the "Separation Time", being the close of business on the tenth business day after the earlier of (i) the first date of public announcement that a person has become an Acquiring Person (as described below), or (ii) the date of commencement or announcement of the intent of any person to make a Take-over Bid that does not qualify as a Permitted Bid (as defined below), or (iii) the date on which a Permitted Bid ceases to be a Permitted Bid, or such later time as the board of directors of Pembina may determine.

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Acquiring Person

A person will be considered to be an "Acquiring Person" for the purposes of the Rights Plan if it acquires beneficial ownership (within the meaning of the Rights Plan) of 20% or more of the outstanding Common Shares, other than through certain types of acquisitions specified in the Rights Plan.

Consequences of a Flip-in Event

A "Flip-in Event" generally refers to any transaction as a result of which a person becomes an Acquiring Person. Following the occurrence of a Flip-in Event as to which the board of directors of Pembina has not waived the application of the Rights Plan, each Right beneficially owned by:

(a) an Acquiring Person (or any of its associates, affiliates or joint actors) on or after the earlier of the Separation Time or the first date of public announcement that an Acquiring Person has become such, shall become null and void; and

(b) any other Shareholder shall be entitled to purchase additional Common Shares at a substantial discount to their prevailing market price at the time.

Permitted Bid Requirements

An Offeror may make a Take-over Bid for Pembina without becoming an Acquiring Person (and therefore not triggering the consequences of a Flip-in Event described above) if it makes a Take-over Bid that is a "Permitted Bid" under the Rights Plan, which is a Take-over Bid that meets certain requirements, including that the bid must be:

(a) made to all holders of record of Common Shares (other than the Offeror); and

(b) subject to irrevocable and unqualified provisions that:

(i) the bid will remain open for acceptance for at least 105 days following the date of the Take-over Bid or such shorter period that a take-over bid (that is not exempt from the general take-over bid requirements of MI 62-104) must remain open for deposits of securities thereunder, in the applicable circumstances at such time, pursuant to MI 62-104;

(ii) the bid will be subject to a minimum tender condition of more than 50% of the Common Shares held by Independent Shareholders; and

(iii) the bid will be extended for at least 10 days if more than 50% of the Common Shares held by Independent Shareholders are deposited to the bid (and the Offeror shall make a public announcement of that fact).

A competing Take-over Bid that is made while a Permitted Bid is outstanding and satisfies all of the criteria for Permitted Bid status, except that it may expire on the same date as the Permitted Bid that is outstanding (subject to the minimum period of days such Take-over Bid must remain open pursuant to MI 62-104), will also be considered to be a "Permitted Bid" for the purposes of the Rights Plan.

Permitted Lock-Up Agreement

A person will not become an Acquiring Person by reason of entering into an agreement (a "Permitted Lock-Up Agreement") with a Shareholder pursuant to which the Shareholder (the "Locked-Up Person") agrees to deposit or tender its Common Shares and/or Convertible Securities to a Take-over Bid (the "Lock-Up Bid") made by that person, provided that the Permitted Lock-Up Agreement meets certain requirements, including that:

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(a) the terms of the agreement are publicly disclosed and a copy is publicly available;

(b) the Locked-Up Person can terminate its obligation under the agreement in order to tender its Common Shares and/or Convertible Securities to another Take-over Bid or support another transaction where the offer price or value of the consideration payable is (i) greater than the price or value of the consideration per Common Share and/or Convertible Securities offered under the Lock-Up Bid or (ii) equal to or greater than a specified minimum, which cannot be more than 107% of the offer price under the Lock-Up Bid; and

(c) if the Locked-Up Person fails to deposit its Common Shares and/or Convertible Securities to the Lock-Up Bid, withdraws Common Shares and/or Convertible Securities previously tendered thereto in order to deposit or tender such Common Shares and/or Convertible Securities to another Take-Over bid or supports another transaction, no "break fees" or other penalties shall be payable by the Locked-Up Person that exceed, in the aggregate, the greater of (i) 2.5% of the price or value of the consideration payable under the Lock-Up Bid, and (ii) 50% of the increase in consideration resulting from another Take-over Bid or transaction

Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by a legend imprinted on Common Share certificates or other documents (including a Direct Registration Advice) representing Common Shares, and the absence of such a legend on Common Share certificates (or documents or certificates representing securities of predecessor entities of the Corporation that have not been exchanged for certificates or documents representing Common Shares) shall not invalidate the existence of one Right in respect of each Common Share.

From and after the Separation Time and prior to the Expiration Time (as described above), Rights will be evidenced by separate certificates or other documents evidencing ownership of the Rights.

Before the Separation Time (as described above), Rights will trade together with, and will not be transferable separately from, the Common Shares in connection with which they were issued. From and after the Separation Time, Rights will be transferable independent of the Common Shares.

Waiver

The board of directors of Pembina may, prior to the occurrence of a Flip-in Event (as described above), waive the application of the Rights Plan provided that the Flip-in Event would occur by reason of a Take-over Bid made by means of a take-over bid circular sent to all holders of Common Shares. Any waiver of the Rights Plan's application in respect of a particular Take-over Bid will constitute a waiver of the Rights Plan in respect of any other formal Take-over Bid made while the initial bid is outstanding.

The board of directors of Pembina may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered the Flip-in Event thereafter reduces its beneficial holdings below 20% of the outstanding Common Shares such that at the time of the waiver, such person is not an Acquiring Person.

With Shareholder approval, the board of directors of Pembina may waive the application of the Rights Plan to any other Flip-in Event prior to its occurrence.

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Redemption

Rights are deemed to be redeemed following completion of a Permitted Bid or any other Take-over Bid in respect of which the board of directors of Pembina has waived the application of the Rights Plan.

With Shareholder approval, the board of directors of Pembina may also, prior to the occurrence of a Flip-in Event, elect to redeem all (but not less than all) of the then outstanding Rights at a nominal redemption price of $0.00001 per Right

Exemptions for Investment Managers, etc.

Investment managers, mutual fund managers, trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies), and administrators or trustees of registered pension plans or funds and agents or agencies of the Crown, which acquire more than 20% of the outstanding Common Shares, are effectively exempted (through the definition of "Beneficial Ownership" under the Rights Plan) from triggering a Flip-in Event provided that they are not in fact making, and have not announced an intention to make, a Take-over Bid.

Amendments

If the Rights Plan is approved at the meeting, amendments will thereafter be subject to the approval of a majority of Independent Shareholders, voting in person or by proxy at the applicable meeting, unless to correct any clerical or typographical error or (subject to confirmation at the next meeting of Shareholders) make amendments that are necessary to maintain the validity of the Rights Plan as a result of changes in applicable legislation, rules or regulations.

In addition, where required, any amendments will, if required, also be subject to the approval of the TSX, the NYSE and any other exchange on which the Common Shares may be listed.

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